Form 20-F
period 1998-12-31
BALTIC COMMUNICATIONS LTD
filed 1999-06-25
CIK 1058864

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F
(MARK ONE)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM
                        TO

        FOR THE TRANSITION PERIOD FROM                TO

                       COMMISSION FILE NUMBER 333-5396-01

                         BALTIC COMMUNICATIONS LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     RUSSIA
                                (JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                            KONNOGVARDEISKY BLVD. 4
                          ST. PETERSBURG 190000 RUSSIA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

          TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
          -------------------           -----------------------------------------
                 NONE                                     NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

 GUARANTEE OF THE OUTSTANDING 14% SENIOR DISCOUNT NOTES DUE 2004 OF PLD TELEKOM
                                      INC.
 GUARANTEE OF THE OUTSTANDING 9% CONVERTIBLE SUBORDINATED NOTES DUE 2006 OF PLD
                                  TELEKOM INC.
                                (TITLE OF CLASS)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 72,540 Common Shares.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         BALTIC COMMUNICATIONS LIMITED

        FORM 20-F ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 1998

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
PART I
Item 1.   Description of Business.....................................    1
Item 2.   Description of Property.....................................   13
Item 3.   Legal Proceedings...........................................   13
Item 4.   Control of Registrant.......................................   13
Item 5.   Nature of Trading Market....................................   13
Item 6    Exchange Controls and Other Limitations Affecting Security
          Holders.....................................................   14
Item 7    Taxation....................................................   15
Item 8.   Selected Financial Data.....................................   16
Item 9.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................   16
Item 9A.  Quantitative and Qualitative Disclosure About Market Risk...   22
Item 10.  Directors and Officers of the Registrant....................   22
Item 11.  Compensation of Directors and Officers......................   22
Item 12.  Options to Purchase Securities from Registrant or
          Subsidiaries................................................   22
Item 13.  Interest of Management in Certain Transactions..............   22

PART II
Item 14.  Description of Securities to be Registered..................   23

PART III
Item 15.  Defaults Upon Senior Securities.............................   23
Item 16.  Changes in Securities, Changes in Security for Registered
          Securities and Use of Proceeds..............................   23

PART IV
Item 17.  Financial Statements........................................   23
Item 19.  Financial Statements and Exhibits...........................   23

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

     Baltic Communications Limited (the "Company") is a wholly owned subsidiary of PLD Telekom Inc. ("PLD") which provides dedicated international telecommunications services in St. Petersburg, Russia.

     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely because of the guarantees it has issued in respect of PLD's outstanding 14% Senior Discount Notes due 2004 (the "Senior Notes") and 9% Convertible Subordinated Notes due 2006 (the "Convertible Notes"). Upon the completion of PLD's merger with Metromedia International Group, Inc. described below under "PLD Telekom Inc.", the Company's guarantees will be terminated and it will cease to be subject to the periodic reporting requirements of the Exchange Act.

PLD TELEKOM INC.

     PLD, through its operating subsidiaries, is a major provider of local, long distance and international telecommunications services in the Russian Federation, Kazakhstan and Belarus. PLD's five principal operating businesses are: (i) PeterStar Company Limited ("PeterStar"), which provides integrated local, long distance and international telecommunications services in St. Petersburg through a fully digital fiber optic network; (ii) Technocom Limited ("Technocom"), which, through Teleport-TP, provides dedicated international telecommunications services to Russian and foreign businesses in Moscow and operates a satellite-based pan-Russian long distance network; (iii) the Company;
(iv) ALTEL (known until May 1998 as BECET International), which provides national cellular service in Kazakhstan; and (v) Belarus-Netherlands Belcel Joint Venture ("BELCEL"), which provides the only national cellular service in Belarus. In addition, PLD is developing a portfolio of international long distance products and services, under the name "PLDncompass", targeted at carriers and corporate customers in the United States, the United Kingdom and Europe which require telecommunications services to and from the countries of the former Soviet Union. PLD's Common Stock is traded on the Nasdaq National Market under the symbol "PLDI" and the Toronto Stock Exchange under the symbol "PLD".

     In August 1998, News America Incorporated, through an affiliate ("News"), acquired a 38% stake in PLD in a series of transactions with PLD and Cable and Wireless plc ("Cable & Wireless"). Prior to the completion of these transactions, Cable & Wireless had been, since 1994, PLD's principal shareholder. As part of these transactions, PLD acquired an additional 11% interest in PeterStar and its 50% interest in BELCEL.

     On May 18, 1999, PLD entered into an agreement (the "Merger Agreement") with Metromedia International Group, Inc. ("MMG") pursuant to which PLD would merge with Moscow Communications, Inc., a newly formed, wholly owned subsidiary of MMG. Upon consummation of the merger, PLD will become a wholly owned subsidiary of MMG, and the holders of shares of common stock of PLD will receive shares of MMG on the basis of an exchange ratio specified in the Merger Agreement.

     In connection with the merger, PLD's existing Senior Notes and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.

     MMG is a global communications company engaged in the development and operation of a variety of communications businesses, including cellular telecommunications, fixed telephony, international and long distance telephony, cable television, paging and radio broadcasting, in Eastern Europe, the former Soviet Union, China and other selected emerging markets. Its common stock is listed on the American and Pacific Stock Exchanges, under the symbol MMG.

TELECOMMUNICATIONS IN THE FORMER SOVIET UNION

     In the Soviet era, telecommunications in the Russian Federation and other republics of the former Soviet Union were government owned and designed principally to serve the defense and security needs of the state. The telephone network itself was highly centralized, reflecting the centralized nature of the Soviet economy. Telephonic links were directed towards the center of the network while neglecting inter-regional links. As a result, the ability to direct calls between regions without going through the center remains limited, which in turn has been a major constraint on economic growth in regional markets. Being committed to a "hub and spoke" network, the former Soviet Union never developed a trunk "backbone" capable of providing network expansion on a nationwide basis.

     Consistent with a political philosophy which limited access to the world outside the former Soviet Union, all international calls originating in the former Soviet Union until 1992 were routed through a single international exchange in Moscow which had a capacity of only 3,200 circuits. Due to the inadequacies of the public network, as well as to ensure secrecy, many individual ministries and security organizations, including the Communist Party itself, established their own private nationwide networks. These private networks absorbed a substantial amount of the relatively limited resources available for investment in telecommunications. At the same time, these networks currently present an opportunity for the development of a national network apart from the existing public network.

     With the break-up of the Soviet Union and the liberalization of the economies of its former republics, the demand for telecommunications services increased significantly. However, the governments of the countries of the former Soviet Union did not have the significant capital necessary for the development of the telecommunications infrastructure. As a result, they have actively encouraged market liberalization, privatization and foreign investment in the telecommunications sector. This has resulted in significant development in the areas of fixed wire overlay systems, private networks and cellular and data services. They have also made their own efforts to develop a basic telecommunications infrastructure, but lack of capital, exacerbated by recent difficult economic conditions, has made progress towards this goal slow.

  TELECOMMUNICATIONS IN THE RUSSIAN FEDERATION

     The Russian telecommunications sector has experienced substantial difficulty in meeting the rapidly growing demand for telecommunications services in the Russian Federation. At the local level, there has been a significant growth in joint ventures providing discrete telecommunications services, such as international access and cellular service. While the bulk of this activity has been in Moscow and St. Petersburg, it has occurred in other regions as well. This trend has been encouraged by the Russian government which has issued over 10,000 licenses through the Ministry of Communications of the Russian Federation (the "Former MOC") (which as of March 17, 1997 has been replaced by the Russian Federal Committee on Telecommunications and Informatics (the "RFCTI")) to these new service providers. Most joint ventures involve a Russian and a foreign partner. Many of these joint ventures have remained moribund; however, where they have commenced operations, there has been an immediate improvement in telecommunications services in the targeted areas. Since much of the marketing activity has been aimed at the business community, the benefits of these improvements have not been (and for the foreseeable future are not likely to be) widely felt by residential customers, particularly those outside major metropolitan areas.

     When the Former MOC was reorganized in 1991, the Russian government decided to convert each regional telephone center into a separate, privatized company with the government maintaining the controlling interest in the company. There are 89 of these regional telephone companies. The government's interests in most of these companies are now held through Sviazinvest.

     The national and international long distance market in the Russian Federation is dominated by Rostelecom, a formerly state-owned enterprise which has been privatized, but in which the Russian government continues to hold a 38% equity and 51% voting interest through Sviazinvest. Until 1991, Rostelecom was the monopoly provider of national and international long distance service. Since then, the Former MOC has issued licenses to approximately twenty other providers of international services.

Rostelecom itself has entered into a number of joint ventures to develop its network and services, including through its participation in Teleport-TP.

     Sviazinvest, which was originally 100% owned by the Russian State Property Committee (now the Ministry of State Property), is a holding company for the Russian government's interests in the local and regional telephone companies across the Russian Federation. In general, Sviazinvest has a portfolio that comprises holdings of 35% of the equity interest and 51% of the voting interests, with a number of notable exceptions, in these telephone companies. Sviazinvest is represented on the board of directors of each of these companies, but does not participate in the day-to-day management of the operations.

     In 1997, it was reported that, notwithstanding previously announced plans to have Sviazinvest compete with Rostelecom, the Russian government had consolidated its telecommunications holdings in Sviazinvest and Rostelecom by transferring its shareholding in Rostelecom (38% of the common stock, and 51% of the voting stock) to Sviazinvest. The balance of the shares in Rostelecom remain in the hands of private investors. In April 1997, the government announced that it was seeking to sell 49% of Sviazinvest in two auctions, one as to a 25% stake open to Russian and foreign investors and the other as to a 24% stake open only to Russian investors. In July 1997, the government announced that the 25% stake had been sold to a consortium which included Oneximbank and Renaissance Capital, for a purchase price of $1.875 billion. Following this auction, the Russian government announced its intention to increase the size of the other stake being sold to 25% minus two shares. The schedule for the sale of the second stake has been delayed following the August 1998 financial crisis, and the structure of any such sale (including whether foreign participation will be permitted) has not been announced. While it is not yet clear how the proceeds of this sale will be employed, it is understood that the government wishes to have a substantial part, if not all, of the proceeds allocated to its current budget deficit. Prior to the August 1998 crisis, Sviazinvest had announced plans to raise $400 million through a Eurobond offering in 1998, but that offering was also delayed as a result of the Russian financial crisis. In light of all of the foregoing, it is unclear what impact the consolidation of the government's telecommunications holdings and the auction of significant stakes in Sviazinvest will have on the Russian telecommunications market in general and the Company in particular.

     The provision of telecommunications services is currently regulated by the Law on Telecommunications which came into effect on February 22, 1995 (the "Telecommunications Law"). While the Former MOC had significant regulatory powers prior to the passage of the Telecommunications Law, principally through the issuance of new licenses, telecommunications had traditionally been viewed as the province of the military and security services. The Telecommunications Law placed control of the Russian telecommunications network (except for the networks of the government, military and security forces) in the hands of a civilian regulatory authority. Under the Telecommunications Law, the Former MOC was, and now the RFCTI is, charged with the responsibility of coordinating the development of telecommunications in the Russian Federation and regulating the provision of services. Specifically, the Former MOC was and now the RFCTI is, given authority to issue telecommunications licenses, allocate frequencies and certify equipment for use in Russia. The Telecommunications Law also establishes a number of important principles in the telecommunications area, including the guarantee of equal access for all providers of telecommunications services and safeguards for private business activity in the telecommunications sector. The Telecommunications Law extends these principles to foreign companies and individuals, thereby recognizing the need to encourage foreign participation in the development of the Russian telecommunications sector.

     The Federal Committee for Regulating Natural Monopolies in Telecommunications (now under the government of the Russian Federation) has been empowered to regulate international and, since mid-1997, domestic long distance tariffs, together with interconnect fees for public operators in the Russian Federation. In addition, this Committee has the authority to establish the framework for local fees and tariffs which, in the future, will be regulated by newly-established Regional Committees for Regulating Natural Monopolies. At the current time, regional governments set and regulate local tariffs, and it is currently uncertain as to how, and when, local tariff regulation will be transferred to the Regional Committees. While the Company's businesses are not public operators and will therefore not be directly affected by any tariff regulation imposed by the Federal or Regional Committees, their own pricing policies are inevitably influenced by the tariffs charged by public operators.

     While the RFCTI appears to have succeeded to all of the powers and authorities of the Former MOC (with the exception of tariff regulation), it is not yet clear whether it will in fact continue to operate in the same manner, and wield the same influence as the Former MOC. In particular, it is not clear whether the RFCTI will be able to control the actions of local governmental and other regulatory authorities who may endeavor to impose their own informal licensing and other regulatory requirements or conditions on operators. In addition, in the area of tariff regulation, it is not yet clear how the various Committees will interact with the regional governments, and the regional governments may continue to seek to regulate tariffs in their regions. See "Risk Factors -- Risks Involving the Company -- Regulatory Uncertainties."

     St. Petersburg. The telephone network serving St. Petersburg is operated by Petersburg Telephone Network ("PTN"), the local telephone company which was privatized in May 1993. PTN has 1,800,000 lines in operation, amounting to a nominal penetration rate of 36%. PTN's intra-city traffic is carried through a network of thirty-four transit exchanges distributed throughout St. Petersburg and all connected to each other in a "cobweb" fashion. The existing PTN network is outdated and overloaded, producing congestion, interference, "crossed lines" and poor transmission quality. Only 23% of PTN's exchanges are digital/ electronic, and some of its equipment is over 40 years old. PTN has recently installed a modern fiber optic loop which, once fully operational, will significantly enhance its ability to deliver traffic throughout its service area. PTN has also entered into a number of other, primarily wireless, telecommunications joint ventures.

     PTN routes long distance traffic through a gateway exchange operated by St. Petersburg Intercity and International Telephone ("SPMMTS"). This traffic is then passed to the Rostelecom long distance network for delivery throughout the rest of the Russian Federation and the other countries of the former Soviet Union. PLD held a 10.4% equity interest in SPMMTS from 1994 to June 1997.

     SPMMTS is the gateway for international calls to and from St. Petersburg. SPMMTS has a number of options for the forwarding of international calls. Such calls can be directed to an international gateway owned by St. Petersburg International ("SPI"), a joint venture between British Telecommunications plc ("BT") and SPMMTS which has satellite connections to the UK. In addition, SPMMTS has access, via Rostelecom, to the undersea cable between Russia and Denmark for international traffic. Finally, SPMMTS has the option to route international traffic through the international gateway in Moscow. In addition to SPMMTS, there are several independent dedicated networks which provide international telecommunications access in St. Petersburg, including the Company.

     The telecommunications market in St. Petersburg also supports three cellular operators (two analog and one digital) and a number of paging networks.

BALTIC COMMUNICATIONS LIMITED

  BUSINESS

     The Company, in which PLD acquired a 100% equity interest in April 1996, provides international direct dial, international payphone and leased line services for Russian and foreign businesses in St. Petersburg and the Leningrad Oblast. The Company also offers a number of advanced broadband services, as well as "carrier's carrier" services to other telecommunications operators. The Company has its own switching and international transmission facilities in St. Petersburg, which act as a gateway for corporate customers in both Moscow and St. Petersburg. The Company's network consists of an international and local switch and capacity on the international fiber optic cable via Finland to Sweden and the United Kingdom. The Company's primary international carrier relationships are with Telia of Sweden, Cable & Wireless Communications of the United Kingdom and Lattelekom of Latvia. The Company rents local access from PeterStar and PTN to connect its customers in St. Petersburg.

     The Company had a total of approximately 1,200 lines connected as of December 31, 1998 and generated approximately 10,408,000 million minutes of traffic for the year ended December 31, 1998. The Company is currently investigating means to increase the capacity on its network and to provide additional capacity for "carrier's carrier" services.

     PLD endeavors to cross-sell the distinct service offerings provided by PeterStar and the Company to their respective customer bases. For example, PeterStar's marketing representatives are now also able to market the Company's international private line services to PeterStar's and other corporate customers. In addition, control of both PeterStar and the Company provides PLD with the opportunity to: (i) potentially realize economies of scale at the operational level (i.e. a single sales and customer services channel and coordinated technical resources); and (ii) introduce new services to targeted markets in a more efficient manner. In addition, PeterStar and the Company are exploring the possibilities of closer cooperation in connection with the expansion of their respective core businesses in St. Petersburg and the implementation of their strategies in Northwest Russia.

     The Company generated net income for the year ended December 31, 1998 of $0.4 million on operating revenues of $9.9 million, as compared to net income of $0.8 million on operating revenues of $7.6 million for the year ended December 31, 1997. The Company accounted for 6.8% of PLD's operating revenues for the year ended December 31, 1998, compared to 6.6% for the year ended December 31, 1997.

     The Company, a Russian closed joint stock company, was incorporated in 1991.

  TELECOMMUNICATIONS LICENSE

     The Company's primary license permits it to provide long distance and international telephone, facsimile and data transmission services within St. Petersburg and the surrounding region for a term expiring on December 31, 2003. Management believes that, so long as it is being actively utilized, the Company's license will be renewed at the end of its current term. The Company is not required to route its long distance traffic through the facilities of SPMMTS, and has its own international facilities providing cable access. However, the Company's license does not permit it to interconnect with PTN's public network. The Company is therefore working with PeterStar to explore providing integrated long distance and international solutions for customers. The license sets the upper limit of subscribers to the Company's network at 100,000 and requires that 70,000 of these be in place by January 2001. The Company had a total of approximately 1,200 lines as of December 31, 1998. Based on its experience in renewing existing, and obtaining new, licenses and its general knowledge of the licensing environment in Russia, management of the Company believes that the maximum and minimum line numbers are not strict requirements but are instead designed to provide general guidance as to the number of lines intended to be included on the system. However, there can be no assurance that the RFCTI would not take a different position which in turn could result in the revocation of the license or its renegotiation on terms unfavorable to the Company or the imposition of penalties. It is not possible to calculate the amount of any penalties which might be imposed, which are in the discretion of the RFCTI. See "-- Risk Factors -- Risks Involving Baltic Communications Limited -- Reliance on Telecommunications License; Risks of Revocation or Renegotiation of License."

  EMPLOYEES

     As of December 31, 1998, the Company had 94 employees, all of whom were full-time. Of these employees, 93 were Russian nationals and one was an expatriate manager. None of its employees is subject to a collective bargaining agreement, although there is a union representative at the Company. The Company believes that its relations with its employees are good.

RISK FACTORS

     This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information relating to political, social and economic conditions in the countries of the former Soviet Union and the Commonwealth of Independent States, the commencement of certain programs and the proposed offering of certain services by the Company's operating subsidiaries, proposed changes in the Company's corporate structure and centers of operations and interpretations and actions of certain regulatory authorities, including in Russia, as well as information contained elsewhere in this Report where statements are preceded by, followed by or include the words "believes," "expects," "anticipates" or similar expressions. For such statements the Company claims the protection of the safe harbor for forward-looking statements contained in the private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed elsewhere in this Report and in the documents incorporated herein by reference. Furthermore, this document constitutes a Year 2000 Readiness Disclosure Statement, and the statements herein are subject to the Year 2000 Information and Readiness Disclosure Act, and the Company hereby claims the protection of such Act for this document and all information contained herein.

  COUNTRY RISKS

     General. Foreign companies conducting operations through affiliates in the Russian Federation and Kazakhstan face significant political, economic, currency, legal and social risks. For example, a report released February 20, 1997 by the United States Embassy in Moscow on the commercial environment in the Russian Federation listed the following general difficulties affecting trade and investment in the Russian Federation, some or all of which could affect the ability of the Company to conduct or realize income from its business:

     -  ownership disputes
     -  high taxes, and a frequently changing tax regime
     -  high operating costs
     -  lack of systematic and accessible credit information
     -  corruption and commercial crime
     -  financial illiquidity of many firms
     -  changing requirements from regulatory bodies
     -  lack of market information
     -  an infant commercial legal framework
     -  cultural and language differences
     -  infrastructure problems
     -  payments, arrears and frozen accounts
     -  frequent changes in governmental personnel

     Political Risks. Since the breakup of the Soviet Union, the political situation in the Russian Federation has been characterized by uncertainty and instability.

     There have been significant tensions between the executive and legislative branches of the government and efforts by the regions and autonomous republics of the Russian Federation to gain a greater degree of independence (the most dramatic example of which was the conflict in Chechnya). Lack of consensus between local and regional authorities and the federal government often results in the enactment of conflicting legislation at various levels and may result in political instability. This lack of consensus may have negative economic effects on the Company, which could be material to its operations.

     In addition, Communist and nationalist parties wield strong influence in the lower house of Parliament (the Duma) and have made gains in regional governorships which could result in a slow down or reversal of the development of a free market economy.

     During the transformation to a market-oriented economy in the Russian Federation, legislation has been enacted to protect property against expropriation and nationalization. However, a resurgence in nationalism could result in pressures for the reduction or even elimination of non-Russian ownership of Russian businesses, and there can be no assurance that such recently enacted protections would be enforced in the event of an attempted expropriation or nationalization. Legislation to restrict foreign ownership in the telecommunications industry is introduced from time to time and, while not expected to become law, is symptomatic of these increasingly nationalistic attitudes.

     There is also significant instability in the executive branch. Boris Yeltsin, President of the Russian Federation, has been unable because of ill-health to carry out the many and significant responsibilities of that office. Instead, he has increasingly delegated his responsibilities to ministerial appointees, while at the same time endeavoring to retain, and demonstrate, his continuing constitutional powers by making frequent changes in his appointments. All of this has served to create significant uncertainty, not only as to the policies his government will pursue, but also as to whether the government is likely to take any action to deal with the many significant problems which the Russian Federation faces.

     Additionally, he has announced that he will not run for re-election in 2000, which has set off a race between a number of candidates anxious to succeed him. The efforts of these other candidates to be elected as President, and the resulting change in leadership at that time, could result in additional political instability and also substantial changes in government policies. Any such matters could have a material adverse effect on the Company.

     Russian Economic and Political Turmoil. During 1998 there was considerable turmoil and uncertainty in the Russian financial markets, prompted in large part by a drop in commodity prices and economic problems in Russia, together with the crisis in the Asian financial markets which began in late 1997. These developments were accompanied by a substantial decline in the Russian stock market. These developments led the Russian government to raise interest rates significantly and to seek special assistance from the International Monetary Fund. In August 1998, the Russian government announced a substantial widening of the trading band in which the Russian Rouble would be permitted to float, together with a moratorium on certain foreign debt payments. Thereafter the Rouble dropped substantially in value and traded outside of the high end of the band, and the Russian government did not intervene to stop this trading, thereby effectively acquiescing to a major devaluation of the Rouble. In the latter part of 1998 and the first months of 1999, the Rouble has further declined in value and this process is expected to continue.

     Also in August 1998 the Russian government announced a 90-day moratorium on debt repayments. This moratorium caused considerable difficulties for Russian banks and businesses with hard currency obligations, as well as significantly impairing the ability of such banks and businesses, as well as the Russian government itself, to access the Western capital markets. The difficulties experienced by the Russian banks in turn caused difficulties for their customers, as bank transfers and deposits were frozen in many cases. The Russian government itself has effectively defaulted on substantial amounts of its debt, and is engaged in negotiations with Western banks and institutions (which reach back several months) to restructure this indebtedness. Continuation of these conditions for any significant period of time could have serious long-term effects on the Russian economy. At the present time, it is impossible to predict whether or when any resolution of these problems is likely.

     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which has been to cause the International Monetary Fund to delay further assistance to the Russian government. In May 1999, another political upheaval occurred, when President Boris Yeltsin dismissed the Primakov government and selected Sergei Stepashin as the new Prime Minister. It is too soon to predict what policies will be adopted by the new Stepashin government. This most recent governmental reshuffling creates increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system.

     At the present time, it is not possible to predict the complete effect of the continuing economic, financial and political difficulties in Russia, although they have made for a difficult business environment in Russia.

Although demand for the Company's telecommunications services continued during the economic and banking crisis in the second half of 1998, the economic difficulties in Russia have adversely affected the Company's results for the year ended December 31, 1998 and the first six months of 1999. The Company is not yet able to predict the effects of the ongoing difficulties on its results for 1999 as a whole, but the continuing economic difficulties in Russia will likely continue to have an adverse effect on the Company in current and future reporting periods, and there can be no assurance that such adverse effects will not be material.

     Economic Risks -- Uncertain Pace of, and Difficulties Experienced in, Economic Reform; Reliance on Foreign Economic Aid. Until recently, the economy of the Russian Federation was administered by the central authorities of the former Soviet Union. Following the collapse of those authorities and the command economy they managed, the government of the Russian Federation sought to implement policies designed to introduce a free market economy into its country. While these policies have met with some success, the economy of the Russian Federation has been characterized by high unemployment, high rates of business failure, the deterioration of certain sectors of the economy, high government debt relative to gross domestic product and declining real wages. Real economic improvement has been limited to the Moscow and St. Petersburg regions. The Russian Federation is still experiencing a lack of political consensus as to the scope, content and pace of free market reforms. No assurance can be given that policies to introduce or support a free market economy will continue to be implemented in the Russian Federation, that it will remain receptive to foreign investment or that the economy of the Russian Federation will stabilize. The failure of any of these to occur could have a material adverse effect on the Company. In addition, the Russian Federation currently receives substantial financial assistance from several foreign governments and international organizations. To the extent any of this financial assistance is reduced or eliminated, economic development in the Russian Federation may be adversely affected, and any resulting difficulties in the Russian economy could have a material adverse effect on the Company.

     -- Limited Experience with Free Market Economy. Russian businesses have limited operating history in free market conditions and have had limited experience compared with Western companies with the entering into and performance of contractual obligations. Accordingly, as compared to Western companies, such businesses are often characterized by management that lacks experience in responding to changing market conditions and limited capital resources with which to develop their operations. In addition, the Russian Federation has limited infrastructure to support a market system, and banks and other financial systems are not well developed or well regulated. Businesses therefore may experience difficulty in obtaining working capital facilities. Moreover, these countries' banking system have faced and may encounter in the future liquidity crises as well as other problems arising as a result of under-capitalization of the banking sector as a whole. The experiences gained from the financial and banking crisis in Russia in the last two quarters of 1998 demonstrate how fragile the Russian banking system is, and at the same time how dependent Western investors are on such system. Another general Russian banking crisis in particular could have a material adverse effect on the Company's operations and financial performance and on the ability of its customers to pay amounts due.

     Restrictions on Currency Conversion; Historical Volatility in Currency Prices. The Russian Rouble is not convertible outside of Russia.

     In Russia, a market exists for the conversion of Roubles into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. The history of trading in the Russian Rouble against the U.S. Dollar has been characterized by significant declines in value and considerable volatility, although the Russian Rouble experienced relative stability against the U.S. dollar during 1996 and 1997. However, during 1998 and 1999, the Russian Rouble has been under considerable pressure and suffered substantial declines against the U.S. Dollar and other currencies. See "-- Russian Economic and Political Turmoil."

     In general, the Company post its tariffs in U.S. Dollars, and receives payment in Roubles at the U.S. dollar exchange rate prevailing on the date of payment. The Company faces an exchange risk to the extent that it experiences any difficulty in converting the Rouble payment received into U.S. Dollars. In addition, it faces a risk that the Rouble weakens against the U.S. Dollar during the period between the customer instructing its bank to pay the Company and the day the payment is actually received by the Company. Historically, this time period has been short and the exchange risks arising from this particular issue have therefore been minimal.

     All of these factors, and others, may serve to increase the Company's exposure to foreign exchange losses in the future, the effect of which cannot currently be predicted. No assurance can be given that the Company will be able to continue to post its tariffs in U.S. Dollars and collect payments in Roubles in amounts determined by reference to the value of the U.S. Dollar, or that it will continue be able to process such payments without banking delays or to exchange Roubles for U.S. Dollars without significant difficulties, delays or costs.

     It is not practical or economical for the Company to hedge its exchange risks. See "Quantitative and Qualitative Disclosure About Market Risk." Any of these factors, in conjunction with further declines, or volatility, in the value of the Russian Rouble against the U.S. Dollar, could have a material adverse effect on the Company. See also "-- Risks Involving the Company -- Currency Controls."

     Legal Risks -- Underdeveloped Legal System. The Russian Federation lacks fully developed legal systems. Russian law is evolving rapidly and in ways that may not always coincide with market developments, resulting in ambiguities, inconsistencies and anomalies, and ultimately in investment risk that would not exist in more developed legal systems. Furthermore, effective redress in Russian courts in respect of a breach of law or regulation, or in an ownership dispute, may be difficult to obtain.

     Risks associated with the Russian legal system include: (i) the untested nature of the independence of the judiciary and its immunity from economic, political or nationalistic influences; (ii) the relative inexperience of judges and courts in commercial dispute resolution, and generally in interpreting legal norms; (iii) inconsistencies among laws, presidential decrees and governmental and ministerial orders and resolutions; (iv) often times conflicting local, regional and national laws, rules and regulations; (v) the lack of judicial or administrative guidance on interpreting the applicable rules; (vi) retroactive changes in laws and regulations; and (vii) a high degree of discretion on the part of government authorities and arbitrary decision-making which increases, among other things, the risk of property expropriation. The result has been considerable legal confusion, particularly in areas such as company law, property, commercial and contract law, securities law, foreign trade and investment law and tax law. No assurance can be given that the uncertainties associated with the existing and future laws and regulations of the Russian Federation will not have a material adverse effect on the Company. In addition, there is no guarantee that a foreign investor would obtain effective redress in any court. No treaty exists between the United States and the Russian Federation for the reciprocal enforcement of foreign court judgments.

     Furthermore, the relative infancy of business and legal cultures in the Russian Federation are reflected in the inadequate commitment of local business people, government officials, agencies and the judicial system to honor legal rights and agreements, and generally to uphold the rule of law. Accordingly, the Company may, from time to time, confront threats of, or actual, arbitrary or illegal revision or cancellation of its licenses and agreements, and face uncertainty or delays in obtaining legal redress, any of which could have a material adverse effect on the Company.

     Social Risks. The political and economic changes in the Russian Federation since the break-up of the former Soviet Union have resulted in significant social dislocations, as existing governing structures have collapsed and new ones are only beginning to take shape. The resulting broad decline in the standard of living has often resulted in substantial political pressure on the government to slow or even reverse the economic policies currently being pursued. In addition, such decline in the standard of living has led in the past, and could lead in the future, to labor and social unrest. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism (with restrictions on foreign investment in the Russian economy) and increased violence, any of which could have a material adverse effect on the Company.

     In addition, the local and international press have reported significant organized criminal activity, particularly in large metropolitan centers, directed at revenue-generating businesses, and an increased integration of Russian organized crime with major international criminal organizations. A substantial increase in property crime in large cities has also been reported. Finally, the local and international press have reported high levels of official corruption in the locations where the Company operates. No assurance can be given that organized or other crime or claims that the Company has been involved in official corruption will not in the future have a material adverse effect on the Company.

     Official Data Reliability. The official data published by Russian federal, regional and local governments and federal agencies are substantially less complete or reliable than those of Western countries, and there can be no assurance that the official sources from which certain of the information set forth herein has been drawn are reliable. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to the Russian Federation herein must therefore be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

  RISKS INVOLVING THE COMPANY

     Guarantee of PLD Debt. As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to The Travelers Insurance Company and The Travelers Indemnity Company (together, the "Travelers Parties"), and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures and of the amounts owing to the Travelers Parties.

     While an agreement has been reached with the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of PLD's merger with MMG. If the merger did not close, PLD would remain obligated to pay the interest on the Senior Notes and the Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make the interest payments on the Senior Notes and the Convertible Notes could result in a default under and acceleration of those Notes for which the Company serves as guarantor. In addition, PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee of the amounts due to the Travelers Parties, as well as resulting in a cross-default under and acceleration of the Senior Notes and the Convertible Notes.

     Any such events would have a material adverse effect on the Company and would raise substantial doubt about the Company's ability to continue as a going concern.

     Limited Operating History. The Company, which was acquired by PLD in April 1996, was formed in 1991 to provide international direct dial and private line services for foreign companies in St. Petersburg. While the Company generated profits in the years ended December 31, 1997 and 1998, in view of its limited operating history there can be no assurance that the Company will be able to generate sufficient revenues or control their costs enough to remain profitable in the future.

     Reliance on Telecommunications License; Risks of Revocation or Renegotiation of License. The Company's primary license permits it to provide long distance and international telephone, facsimile and data transmission services to private networks in St. Petersburg and the surrounding region for a term expiring on December 31, 2003. Based on its experience in renewing existing, and obtaining new, licenses and its general knowledge of the licensing environment in Russia, management of the Company believes that, so long as it is being actively utilized, the Company's license will be renewed at the end of its current term. The license limits the number of subscribers to 100,000 and requires that 70,000 of these be in place by January 2001. Based on its experience in renewing existing, and obtaining new, licenses and its general knowledge of the licensing environment in Russia, management of the Company believes that the maximum and minimum line numbers are not strict requirements but are instead designed to provide general guidance as to the number of lines intended to be included on the system. As of December 31, 1998, the Company had a total of approximately 1,200 lines. Based on that knowledge and experience, the Company has no reason to believe that its license would be terminated if it either exceeded 100,000 lines or failed to have 70,000 lines in place by January 2001, but there can be no assurance that the RFCTI would not interpret the license provisions differently, which in turn could result in the revocation of its license or its renegotiation on terms unfavorable to the Company or the imposition of penalties. It is not possible to calculate the amount of any penalties which might be imposed, which are in the discretion of the RFCTI.

     No assurance can be given that the Company will be able to maintain its license, that the terms will not be interpreted, altered or renegotiated to its disadvantage or that it will be renewed upon expiration. The loss of, or a substantial limitation upon the terms of, its license could have a material adverse effect on the Company.

     Year 2000. While the Company believes that it should not encounter material problems as a result of its own equipment not being Year 2000 compliant, it may encounter disruptions in service as a result of noncompliance on the part of other traffic carriers, particularly those in Russia and other C.I.S. countries on which it is dependent for the completion of its calls. The Company believes that the Year 2000 compliance of the Russian and other C.I.S. parties with which the Company interacts appears to be substantially behind that of Western parties, and that it is unlikely that those parties will be able to become fully Year 2000 compliant, given the limited amount of time left for this, and the severe funding constraints faced by those parties. Accordingly, there is a significant risk that the Company may experience disruptions in its operations as a result of its C.I.S. interconnect partners not being able to complete calls or pass traffic to the Company. Additionally, the billing systems of those interconnect partners may also be disrupted, resulting in those partners being unable to make timely settlements with the Company. All of these items have the potential to adversely impact the operations of the Company, and such adverse impact on the Company's own financial results may be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

     Taxation. Taxes payable by Russian companies are substantial and include value-added taxes ("VAT"), excise taxes, export taxes and income taxes. The tax risks of investing in the Russian Federation can be substantial. Obtaining the benefits of any relevant tax treaties can be extremely difficult due to the documentary and other requirements imposed by the Russian authorities and the unfamiliarity of those administering the tax system with the international tax treaty system or their unwillingness to recognize the treaty system. For example, a recent instruction issued by the Russian State Tax Service mandates full withholding regardless of tax treaty status and requires the recipient to seek to obtain a refund for withholding in excess of treaty amounts. The need to deal with these issues may negate or impair tax planning initiatives undertaken by the Company to reduce its overall tax obligations. Furthermore, the taxation system in the Russian Federation is at an early stage of development and is subject to varying interpretations, frequent changes and inconsistent and arbitrary enforcement at the federal, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect.

     Currency Controls -- Risks of Changing Regulatory and Administrative Environment. While applicable legislation in the Russian Federation currently permits the repatriation of profits and capital and the making of other payments in hard currency, the ability of the Company to repatriate such profits and capital and to make such other payments is dependent upon the continuation of the existing legal regimes for currency control and foreign investment, administrative policies and practices in the enforcement of such legal regimes and the availability of foreign exchange in sufficient quantities in those countries.

     The Company's ability to repatriate distributions and other payments in hard currency will be dependent upon the continued ability of the Company to bill its customers in the U.S. dollars or the equivalent amount of Roubles, as well as its ability to exchange freely Rouble receipts into U.S. dollars. There can be no assurance that, because of changes in Russian currency regulations, and/or because of a recurrence of the financial, banking and currency crises which afflicted the Russian Federation in the latter part of 1998, the Company's ability to fully and/or on a timely basis realize benefits from its operations in the Russian Federation through the receipt of hard currency payments will continue.

     -- Currency Licensing Requirements. Under current currency regulations in the Russian Federation, while there do not appear to be additional administrative requirements for the payment of dividends or interest on debt, until January 1999, specific licenses from the Central Bank were required for repayments of principal on debt with a term of more than 180 days. As of January 1999, the Central Bank required licenses for any such obligations with a term of more than 90 days. Failure to obtain such currency licenses where required can result in the imposition of fines and penalties. While the requirements for obtaining such licenses largely involve the production of documentation, not only are the documentary requirements themselves burdensome, but there can be no assurance that the entity granting the licenses may not impose additional, substantive requirements for the grant of a license or deny a request for a license on an arbitrary basis. See "-- Country Risks -- Legal Risks -- Underdeveloped Legal System." Furthermore, the time typically taken by the Central Bank to issue such licenses can be lengthy. Delays of up to one year or more in the issuance of licenses have not been uncommon. Failure to obtain currency licenses, where required, can result in the imposition of fines and penalties, significant delays in delivering equipment to the Company's operating businesses and resulting difficulties in generating cash flows from the Company's operating businesses in the Russian Federation.

     -- Possible Effects of Currency Controls and Regulations on the Company's Ability to Meet its Obligations. There can be no assurance that, due to the risks outlined above, the Company will not experience difficulties or delays in receiving cash flows from its operations. Any such difficulties or delays could materially affect the Company's ability to make payments on its outstanding indebtedness (including its guarantees of PLD's Senior Notes and Convertible Notes) and could result in defaults in the Company's payment obligations under that indebtedness. In addition, the Company's ability to meet its working capital requirements or to declare and pay dividends to its shareholder could be adversely affected by any cash flow restrictions experienced by the Company.

     Anti-Monopoly Committee Approval. Under Russian anti-monopoly legislation, transactions which potentially influence competition in the Russian Federation are subject to the disclosure to and/or prior consent of the Russian Anti-Monopoly Committee. The Anti-Monopoly Committee generally has wide discretion to approve or disapprove transactions falling within the scope of its authority, though in practice transactions are rarely challenged. The time typically required by the Anti-Monopoly Committee to review a proposed transaction varies between three and four months. Failure to obtain prior consent may constitute grounds for the Anti-Monopoly Committee to seek a court decision declaring the relevant transaction null and void. In particular, transactions (including rental or lease transactions) which involve the acquisition of more than 20% of a Russian company's stock or the transfer of assets amounting to more than 10% of the assets of a transferor to a transferee, are subject to prior consent of the Anti-Monopoly Committee.

     Susceptibility to Political and Other Pressures. Although the Russian government may be limited in the extent to which it can legally direct the Company's policies, in practice it may be able to exercise significant influence. As a consequence, not only may the Company's activities be restrained if a governmental entity is not supportive, but the Company may be forced to take action to support policies or agendas of the government which are not in its commercial or other interests. In addition, in order to maintain good working relationships with its partners, the Company may need to take certain actions which may not necessarily be in its commercial or business interests.

     Competition. The Company is developing and operating its business in a highly competitive environment. A number of companies compete with the Company, many of which have access to greater financial and technical resources than the Company. There can be no assurance that the Company will be able to overcome successfully the competitive pressures to which it is subject, both in the markets in which it currently operates and in markets into which it might expand. At this time it is unclear what impact the consolidation of the Russian government's holdings in Sviazinvest and Rostelecom and the sale of significant stakes in Sviazinvest to Russian and foreign investors will have on the Russian telecommunications market in general and the Company in particular.

     Impact of Auction of Stakes in Sviazinvest on the Company and the Telecommunications Market in Russia. In 1997, it was reported that, notwithstanding its previously announced plans to have Sviazinvest compete with Rostelecom, the Russian government had consolidated its telecommunications holdings in Sviazinvest and Rostelecom by transferring its shareholding in Rostelecom (38% of the common stock, and 51% of the voting stock) to Sviazinvest. The balance of the shares in Rostelecom remain in the hands of private investors. In April 1997, the government announced that it was seeking to sell 49% of Sviazinvest in two auctions, one as to a 25% stake open to Russian and foreign investors and the other as to a 24% stake open only to Russian investors. In July 1997, the government announced that the 25% stake had been sold to a consortium which included Oneximbank and Renaissance Capital, for a purchase price of $1.875 billion. Following this auction, the Russian government announced its intention to increase the size of the other stake being sold to 25% minus two shares. The schedule for the sale of the second stake has been delayed following the August 1998 financial crisis, and the structure of any such sale (including whether foreign participation will be permitted) has not been announced. While it is not yet clear how the proceeds of this sale will be employed, it is understood that the government wishes to have a substantial part, if not all, of the proceeds allocated to its current budget deficit. Prior to the August 1998 crisis, Sviazinvest had announced plans to raise $400 million through a Eurobond offering in 1998, but that offering was also delayed as a result of the Russian financial crisis. In light of all of the foregoing, it is unclear what impact the consolidation of the government's telecommunications holdings and the auction of significant stakes in Sviazinvest will have on the Russian telecommunications market in general and the Company in particular.

     Regulatory Uncertainties. The Company operates in an uncertain regulatory environment. The Russian telecommunications system is currently regulated by the RFCTI, largely through the issuance of licenses. Despite the 1995 enactment of the Telecommunications Law in Russia, considerable uncertainty still exists as to the application and interpretation of many of its terms.

     While the RFCTI appears to have succeeded to all of the powers and authorities of the Former MOC, it is not yet clear whether it will in fact continue to operate in the same manner and wield the same influence as the Former MOC. In particular, it is unclear whether the RFCTI will be able to control the actions of local and regional governmental authorities who may endeavor to impose new conditions upon operators in their respective jurisdictions or areas of influence.

     The absence of adequate regulation in the telecommunications sector has meant that decisions, including the granting and renewal of licenses, may at times be made by governmental officials without reference to precedent or procedure.

     Furthermore, the introduction of regulation of tariffs, or any other type of regulation, could have far-reaching, and potentially materially adverse, effects on the Company. In particular, there is considerable uncertainty as to what impact the transfer of authority to regulate local tariffs to Regional Committees will have on local tariffs in Russian. See "Telecommunications in the Former Soviet Union -- Telecommunications in the Russian Federation."

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company's principal office, which it leases on a commercial basis, is located in the Admiralteiski district of St. Petersburg, Russia. The Company's commercial and technical facilities are located at this location.

ITEM 3.  LEGAL PROCEEDINGS

     None.

ITEM 4.  CONTROL OF REGISTRANT

     All of the issued and outstanding ordinary shares of the Company are held directly by PLD Telekom Inc.

ITEM 5.  NATURE OF TRADING MARKET

     None.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Exchange Controls. Following the economic crisis in August and September 1998, the Russian Federation introduced more stringent procedural requirements on Russian residents wishing to pay non-residents in hard currency. The main reason for this was to attempt to reduce the level of illegal hard currency outflows from the country. Significant documentary requirements may have to be satisfied in respect of payments in U.S. Dollars between Russian residents (which generally includes all Russian companies and citizens resident in Russia) and non-residents (which generally includes non-Russian companies even if they have a representative office or other permanent establishment in Russia) for current currency transactions (generally those where payment is made within 90 days of the provision of goods and services). Payments in U.S. Dollars classified as movements of capital (which generally includes direct investments, portfolio investments, acquisition of real estate and payments made pursuant to loan agreements, or agreements for the lease or sale of goods and services having terms of over 90 days) are subject to licensing by the Central Bank. The Company believes that it holds, or has applied for and expects eventually to receive, all required Central Bank licenses. The need to apply for Central Bank licenses can be burdensome, because of the substantial documentary and other requirements involved and because of the considerable length of time involved, often running into several months. Failure to apply for the appropriate licenses, or to receive the outstanding licenses could result in fines and penalties. See "Business -- Risk Factors -- Risks Involving the Company -- Currency Controls." Finally, banks in Russia require that certain hard currency transfers be accompanied by a "transaction passport" setting forth that all required tax and regulatory requirements have been followed. Other requirements may be introduced in the future by the Russian Federation to further control hard currency payments from the country.

     Payments between Russian residents must generally be made in Roubles. Russian companies may exchange Roubles for U.S. Dollars if they can document U.S. Dollar-denominated liabilities that are due and payable within specified periods. Russian companies are required to convert 75% of most hard currency earnings into Roubles, but (as noted in the preceding sentence) may be able to reconvert such amounts into hard currency if they can document hard currency denominated liabilities that are due and payable within a specified period. Roubles may not be lawfully exported from, or converted into, other currencies outside of Russia.

     Availability of Hard Currency for Conversion Purposes. The ability of foreign investors to convert Roubles into hard currency is also subject to the availability of hard currency in the Russian currency markets. Although there is an existing market within Russia for the conversion of Roubles into other currencies, including the interbank currency exchange, over-the-counter and currency futures markets, conversion of Roubles at times of crisis, such as in August 1998, may be difficult.

     Exchange Rates. Significant fluctuations in the value of the Rouble against the U.S. Dollar and other hard currencies can also have a material impact on the value of a foreign investor's Rouble dividend income or Rouble proceeds from the sale of Rouble denominated securities. The history of trading in the Russian Rouble against the U.S. Dollar has been characterized by significant declines in value and considerable volatility, although the Russian Rouble experienced relative stability against the U.S. dollar during 1996 and 1997. However, during 1998 and 1999, the Russian Rouble has been under considerable pressure and suffered substantial declines against the U.S. Dollar and other currencies. See "Risk Factors -- Country Risks -- Russian Economic and Political Turmoil."

     Repatriation. Although Russian law governing foreign investment guarantees foreign investors the right to repatriate their earnings from Russian investments, the Russian exchange control regime, including licensing requirements administered by the Central Bank, may materially affect their ability to do so and may increase the cost of such repatriation. See
"Business -- Risk Factors -- Risks Involving the Company -- Currency Controls."

     Impact upon the Company. In general, the impact on the Company of the Russian exchange controls regime has not been particularly adverse but there can be no assurance that there will be no such impact in the future. See
"Business -- Risk Factors -- Risks Involving the Company -- Currency
Controls -- Currency Licensing Requirements."

ITEM 7.  TAXATION

     The Company is subject to a number of taxes in Russia, including corporate profits tax at the rate of approximately 33%, withholding taxes on distributions made by the Company, property taxes, advertising taxes, road taxes, housing taxes, transport taxes and education taxes. A recent instruction issued by the Russian State Tax Service mandates full withholding regardless of any treaty and requires the recipient to seek to obtain a refund for withholding in excess of treaty amounts, although in practice those refunds can be difficult to obtain. The need to comply with these provisions may negate or impair tax planning initiatives undertaken by the Company to reduce its overall tax obligations in Russia.

     The tax system in Russia has changed rapidly in recent years and may undergo additional changes, which may have a material adverse effect on the Company.

ITEM 8.  SELECTED FINANCIAL DATA

     The following summary financial and operating data was derived from, and should be read in conjunction with, the audited Financial Statements of the Company and the related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, contained elsewhere herein.

                                                                      YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                               1998            1997            1996*
                                                             ---------       ---------       ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues.......................................   $9,854          $7,602          $5,304
  Operating expenses.......................................    8,746           6,362           4,220
  Operating income.........................................    1,108           1,240           1,084
  Income before income taxes...............................      395           1,191           1,031
  Income taxes.............................................       31             383             194
                                                              ------          ------          ------
  Net income...............................................   $  364          $  808          $  837
                                                              ------          ------          ------

BALANCE SHEET DATA:
  Cash.....................................................  $  266      $   242      $   170
  Non-cash working deficiency..............................    (834)      (1,274)      (1,807)
  Property and equipment, net..............................   4,668        4,802        4,622
  Total assets.............................................   6,883        6,723        5,949
  Shareholder's equity.....................................   4,192        3,828        3,020

---------------
* represents nine months ended December 31, 1996.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information relating to political, social and economic conditions in the countries of the former Soviet Union and the Commonwealth of Independent States, the commencement of certain programs and the proposed offering of certain services by the Company, the impact of Year 2000 issues on the Company's operations and interpretations and actions of certain regulatory authorities, including in Russia, as well as information contained elsewhere in this report where statements are preceded by, followed by, or include the words "believes," "expects," "anticipates," and similar expressions. For such statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed elsewhere in the Report.

     Furthermore, this document constitutes a Year 2000 Readiness Disclosure Statement, and the statements herein are subject to the Year 2000 Information and Readiness Disclosure Act, and the Company hereby claims the protection of such Act for this document and all information contained herein.

BASIS OF PRESENTATION

     The Company was formed to provide international direct dial, international payphone and leased line services for Russian and foreign businesses in St. Petersburg and the Leningrad Oblast. The Company was incorporated on September 3, 1991 under the laws of the Russian Federation as a closed joint stock company.

     On April 1, 1996, PLD purchased 100% of the common shares of the Company. PLD's investment in the Company has been pushed down into the Company's financial statements and allocated to fixed assets. The Company's balance sheets as at December 31, 1998 and 1997 reflect the effect of this push down accounting treatment.

     Certain reclassifications have been made to the prior year's financial statements to conform to the current years' presentation.

     EBITDA is used as a measure of operating performance and is defined as earnings (or loss) from continuing operations before income taxes and minority interest plus net interest (interest expense less interest and other income) plus depreciation and amortization. It is presented as supplemental disclosure because it assists in understanding the Company's operating results. EBITDA, however, may not be comparable to similarly titled measures of other companies and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities, or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997

     Overview. For the year ended December 31, 1998, the Company reported net income of $0.4 million and operating income of $1.1 million earned on revenues of $9.9 million compared to net income of $0.8 million and operating income of $1.2 million earned on revenues of $7.6 million in 1997. EBITDA of $1.0 million in 1998 compared to $1.7 million in 1997.

     Revenues. Revenues increased 30.3% from $7.6 million to $9.9 million in 1998 reflecting the continued strong year-on-year growth in minutes of traffic. At year end, the Company had a total of approximately 1,200 lines connected, unchanged from the end of 1997. Traffic for the year was in excess of 10.4 million minutes, up from 8.3 million minutes in 1997. Revenues also increased in 1998, in part, due to ongoing cross-marketing efforts with PeterStar through which the Company's and PeterStar's existing customers can take advantage of a wider array of telecom products and services.

     Management believes that revenues in 1999 are unlikely to grow at the same rate as they have in recent years given the many uncertainties in the Russian political and economic landscape at present. Further deterioration in the Russian economic situation would likely impact the Company's businesses adversely. See "Risk Factors". While management believes that it is taking all available measures to protect its business from the negative effects of any further problems in Russia, there can be no assurance that those measures will be successful.

     Gross profit. Gross profit in 1998 remained unchanged from 1997 at $4.7 million. As a percentage of revenues, gross margin decreased from 61.8% in 1997 to 47.5% in 1998 due to BCL entering into two new international capacity contracts in support of PLD global projects and introducing a new system of discounts to its retail clients. Margins are generally expected to come under continued pressure in 1999 due to the continuing impact of the Russian economic crises.

     General and administrative expenses. General and administrative expenses which include salaries, sales and marketing and overhead expenses increased 4.0% from $2.5 million in 1997 to $2.6 million in 1998. As a percentage of revenues, general and administrative expenses were reduced to 26.3% in 1998 vs. 32.9% in 1997, largely due to the realization of economies of scale.

     Depreciation and amortization. Total depreciation and amortization expenses in 1998 of $0.6 million were unchanged from 1997. A total of $0.5 million was invested in capital equipment in 1998 compared with $0.9 million invested in 1997. Depreciation is expected to remain relatively constant over the near term as no significant capital projects are anticipated. As a percentage of revenues, depreciation is expected to decrease gradually as the Company reaches limits on capacity of its switching facilities.

     Taxes other than income taxes. Taxes other than income taxes (which include road tax, property tax, employee-related taxes, etc.) of $0.4 million in 1998 were unchanged from 1997.

     Interest income. Interest income earned in 1998, primarily on cash balances, was nominal at $3,093 in 1998 down from $35,777 in 1997.

     Foreign exchange loss. The foreign exchange loss in 1998 of $0.7 million compared with a $43,082 loss recorded in 1997 and was the result of unfavorable movements in the rouble, vis-a-vis the U.S. dollar, as applied to the Company's rouble denominated net monetary assets. The 1998 loss accelerated in the second half of the year when extreme market conditions resulting from the Russian economic crisis caused major disruptions in the Russian banking system. This prevented the Company from converting rouble cash balances into hard currency at a time when the value of the rouble was depreciating significantly. The Company has sought, and will continue to seek, to limit the effects of such conditions by minimizing the amount of rouble balances held by the Company and by taking measures to accelerate collection and currency conversion procedures in so far as this is possible in the current banking and legislative environment.

     Income taxes. Income taxes decreased from $0.4 million in 1997 to $30,706 in 1998 as a result of the reduction in the Company's pre-tax earnings in 1998 adjusted for non-deductible expenditures for statutory purposes.

  YEAR ENDED DECEMBER 31, 1997 VERSUS NINE MONTHS ENDED DECEMBER 31, 1996

     Overview. For the year ended December 31, 1997, the Company reported net income of $0.8 million and operating income of $1.2 million on revenues of $7.6 million compared to $0.8 million in net income and $1.1 million in operating income earned on revenues of $5.3 million in the nine months ended December 1996. EBITDA of $1.7 million in 1997 compared to $1.4 million in the nine months ended December 31, 1996.

     Revenues. Revenues increased 43.4% from $5.3 million recorded in the nine months ended December 31, 1996 to $7.6 million for the full year in 1997. At the end of 1997, the Company had a total of approximately 1,200 lines connected, compared to 1,100 lines at the end of 1996. Traffic in 1997 was in excess of 8.3 million minutes, up from 3.7 million recorded in 1996.

     Gross profit. Gross profit, as a percentage of revenues increased marginally from 60.4% recorded in the nine months ended December 31, 1996 to 61.8% in 1997 due to BCL negotiating lower accounting rates on a number of its key international routes, thereby bringing down the unit cost of each international minute.

     General and administrative expenses. General and administrative expenses which include salaries, sales and marketing and overhead expenses increased 66.7% from $1.5 million in the nine months ended December, 1996 to $2.5 million in full year 1997. As a percentage of revenues, general and administrative expenses increased to 32.9% in 1997 vs. 28.3% in the nine months ended December 31, 1996, reflecting a full year's effect of the Company's expanded marketing efforts initiated by PLD in the second half of 1996.

     Depreciation and amortization. Depreciation and amortization increased to $0.6 million in 1997 from $0.3 million in the nine months ended December 31, 1996. The increase reflects the investment of $0.9 million in capital equipment in 1997 as well as a full year's depreciation on approximately $1.8 million in capital equipment acquired in April through December of 1996.

     Taxes other than income taxes. Taxes other than income taxes in 1997 remained relatively unchanged from the nine months ended December 31, 1996 at $0.4 million.

     Interest income. Interest income earned in 1997, primarily on cash balances, was nominal at $35,777 compared to $3,424 in the nine months ended December 31, 1996.

     Foreign exchange loss. A foreign exchange loss in 1997 of $43,082 was up from the $7,206 loss recorded in the nine months ended December 31, 1996 and was the result of unfavorable movements in the rouble, vis-a-vis the U.S. dollar, as applied to the Company's rouble denominated net monetary assets.

     Income taxes. Income taxes increased from $0.2 million in the nine months ended December 31, 1996 to $0.4 million in 1997 reflecting the overall increase in the pre-tax earnings of the Company between the periods adjusted for non-deductible expenditures for statutory purposes.

LIQUIDITY AND CAPITAL RESOURCES

     For the year ended December 31, 1998, a total of $0.2 million in cash was generated from operations (1997 -- $0.1 million; 1996 (nine months) -- $0.4 million), and $0.5 million was used in net investing activities (1997 -- $0.8 million; 1996 (nine months) -- $1.8 million). Investments consisted primarily of capital expenditures on switching and transmission equipment as well as leasehold improvements and additional furniture and equipment costs associated with the Company's move to new premises in late 1997.

     As of December 31, 1998, the Company reported a working capital deficiency of $0.6 million (1997 -- $1.0 million). Excluding advances from PLD and wholly-owned subsidiaries of PLD, the Company's 1998 year end working capital position improves to $0.4 million (1997 -- $0.4 million). As at December 31, 1998 total assets of $6.9 million ($6.7 million as of December 31, 1997) consisted primarily of $2.1 million in current assets (including $0.3 million in cash and cash equivalents), and net property and equipment of $4.7 million.

     Shareholder's equity of $4.2 million as of December 31, 1998, which consisted of $2.2 million in share capital and $2.0 million in retained earnings, compared to $3.8 million recorded at the end of 1997.

     In the past, the Company's operations have been financed primarily from internally generated cash and advances from PLD. While the Company has, to a large extent, become a self-sufficient, cash positive business from an operating perspective, any significant capital programs involving the development of its network in the future would likely require capital infusions from PLD. In addition, to the extent that the Company experiences lower than expected revenues, higher operating costs, or other problems as a result of continuing economic difficulties in Russia, the Company may need to seek other sources of financing to fund its operations.

     As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to the Travelers Parties, and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures and of the amounts owing to the Travelers Parties.

     While an agreement has been reached with the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of PLD's merger with MMG. If the merger did not close, PLD would remain obligated to pay the interest on the Senior Notes and the Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make the interest payments on the Senior Notes and the Convertible Notes could result in a default under and acceleration of those Notes for which the Company serves as guarantor. In addition, PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee of the amounts due to the Travelers Parties, as well as resulting in a cross-default under and acceleration of the Senior Notes and the Convertible Notes. Any such events would have a material adverse effect on the Company and would raise substantial doubt about the Company's ability to continue as a going concern.

     In connection with the Merger Agreement with MMG and the transactions contemplated thereunder, the holders of the Senior and Convertible Notes have agreed, subject to completion of the merger and other transactions contemplated by the Merger Agreement, to exchange their outstanding notes for new notes issued by MMG which will not be guaranteed by the Company.

EFFECTS OF NEWLY-ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 cannot be applied retroactively to financial statements of prior periods. At the current time the Company has not evaluated the impact SFAS 133 will have, if any.

     The American Institute of Certified Public Accountants issued Statement of Position No. 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities" in 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company was required to adopt both new statements in the first quarter of 1999. The adoption of these statements did not have a material effect on the Company's financial statements.

YEAR 2000 ISSUE

     The Year 2000 issue exists because many computer systems and applications, particularly older systems and applications, use a two-digit, rather than a four-digit, date field to designate a particular year. As a result of the century change, date-sensitive systems may recognize dates in the twenty-first century (i.e., after 2000) as dates in the twentieth century (i.e., the corresponding year commencing with the prefix 19 -- ). Equally, such systems may not recognize dates in the twenty-first century at all. All of this could lead to system failures or miscalculations which could lead to disruption of operations such as data being lost, an inability to process transactions, incorrect data being generated and critical deadlines being overlooked. The impact of these disruptions could be significant.

     PLD has conducted, and has caused each of its operating subsidiaries to conduct a survey of the equipment and software used by them.

     The Company's business involves the supply of services. To the very limited extent that it maintains actual inventory for sale, it does not manufacture such inventory itself but resells goods supplied by recognized manufacturers of such goods.

     Its survey has involved testing of equipment as well as contacting the manufacturers of equipment and producers of software (or review of materials published by such parties, including websites) to assess such parties' Year 2000 readiness. Such survey has indicated that, except in a few instances, the equipment and software which it uses are Year 2000 compliant. The Company is taking steps to upgrade or replace those items which are not compliant. In many cases the items required to be upgraded or replaced were due to be upgraded or replaced in any event, so that the Company's exposure has been the acceleration of already planned expenditures, rather than new or unanticipated expenditures. The Company expects that essentially all of its upgrading and replacement work, and any remaining testing required, will be complete by the end of the third quarter of 1999.

     To date, PLD has expended approximately $400,000 for remediation efforts and expects that its total remediation costs, including scheduled upgrades and replacements of approximately $3,100,000, will be approximately $4,000,000.

     Starting in January 1998, all operating businesses were required to use their best efforts to obtain specific warranties of Year 2000 compliance from parties with which they contract for products or services thereafter. While almost all new contracts for products or services entered into since that date have contained some form of warranty, these have generally been limited to recovering of direct losses, and not indirect or consequential losses, such as loss of revenues or profits. In consequence, the actual efficacy of such warranties may be somewhat limited.

     Additionally, all operating businesses have been required to review the terms under which they have heretofore supplied products and/or services to third parties. No case has been identified in which any operating business has specifically guaranteed Year 2000 compliance, and the Company has instituted a policy regarding the giving of such guarantees in the future in order to control and limit possible exposure thereunder. Further, since none of the operating businesses manufacture equipment or produce proprietary software for customers other than in exceptional cases, virtually all such transactions involve the re-sale or assignment of products and services supplied by others. Accordingly, the Company believes that, to the extent that such products and services are either warranted or shown to be Year 2000 compliant, its own exposure is commensurately reduced.

     While there can be no assurances that equipment failures will not occur, the effect of such failures may be ameliorated by the fact that such equipment is usually part of a network of facilities and equipment maintained by the Company. This means that a failure in an individual component will not necessarily cause a substantial disruption to the network as a whole, because no individual item is critical to the operation of the network as a whole, and the network also provides opportunities to by-pass the failure.

     The foregoing indicates that, to the extent that its business depends upon equipment, software, facilities and networks under its control, the Company believes that, by the year 2000, it will have taken all steps reasonably required to ensure that those items are Year 2000 compliant, and that it has reasonable contingency arrangements to deal with failures.

     The Company's principal Year 2000 risks arise from the fact that it is dependent for the completion of its calls upon a variety of other traffic carriers who provide interconnection and termination services. Since in many cases there are a variety of routes over which traffic can be carried, it is simply not possible for the Company to verify that each entity which could be involved in providing telecommunications services to its operating subsidiaries will be Year 2000 compliant. To a large extent, the Company is reliant in these circumstances on the actions of the other telecommunications operators and service providers to ensure that their counterparts are Year 2000 compliant. While the Company believes that the parties providing these services which are based in the United States and other Western countries are expected to be substantially Year 2000 compliant, the Year 2000 compliance and readiness of the Russian and other C.I.S. parties with which the Company interacts appears to be substantially behind that of Western parties. The Company has been unable to determine with any degree of certainty the extent to which its interconnect partners in the C.I.S. are non-compliant because those parties have generally been reluctant to share this information. The recent decision by the Russian government not to cooperate in Year 2000 compliance exercises, prompted by the Kosovo crisis, is likely to make it more difficult for the Company to obtain this information. Nevertheless the Company believes, based on such reluctance and anecdotal and other evidence, that many of those partners, particularly in those in the less developed regions of the Russian Federation or the C.I.S., are substantially non-compliant.

     Furthermore, the likelihood that those parties will be able to become Year 2000 compliant seems problematical, given the limited amount of time left for this, the severe funding constraints faced by those parties, principally as a result of poor economic conditions in their home countries, and the possible lack of governmental pressure on those parties.

     Accordingly, there is a significant risk that the Company may experience disruptions in its operations as a result of its C.I.S. interconnect partners not being able to complete calls or pass traffic to the Company. While the Company is unable to predict the extent or duration of such disruptions, the possibility exists that they could be extensive, and also take considerable time, perhaps even months, to correct.

     An additional risk is the likelihood that the billing systems of those interconnect partners may also be disrupted, resulting in those partners being unable to collect from their customers or to make timely settlements with the Company.

     Accordingly, the Company believes that there is a considerable risk that it will experience disruptions in providing telecommunications services to and from the countries of the C.I.S. which it serves, and that those disruptions may be substantial. Given its inability to obtain an accurate assessment of the extent to which its C.I.S. partners may be non-compliant, it is impossible for the Company to predict either the extent or the magnitude of those disruptions. Nevertheless, they have the potential to adversely impact the operations of its operating subsidiaries, and such adverse impact may be material.

     The Company has investigated the possibility of obtaining insurance against liability arising out of claims that products or services supplied are not Year 2000 compliant, but has determined that such insurance is not obtainable upon terms which are sufficiently comprehensive and/or is only obtainable upon terms which are uneconomical given the level of perceived risk, and accordingly has elected not to pursue such insurance.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     PLD's finance department is responsible for the evaluation and, to the extent practicable, management of the Company's exposure to market risks.

     The Company's primary market risk is related to the movement in foreign currency exchange rates in Russia. See "Risk Factors -- Country Risks -- Restrictions on Currency Conversion; Historical Volatility in Currency Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Currency Controls." PLD and the Company periodically evaluate the materiality of their foreign exchange exposures and the financial instruments available to mitigate this exposure. However, PLD and the Company do not currently believe that it is practical or economical to hedge these foreign currency exchange risks and as a result will continue to experience foreign currency gains and losses.

     The Company does not use any derivative instruments, either as a trading or non-trading activity.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

     Ian Armour has been a Director of the Company since 1998. He is a Senior Vice President and the Chief Operating Officer of PLD.

     Peter Owen Edmunds has been a Director of the Company since 1996. He is the Representative Director -- St. Petersburg of PLD.

     Simon Edwards has been a Director of the Company since 1998. He is a Director, Senior Vice President and the Chief Financial Officer of PLD.

     Stephen Gardner has been a Director of the Company since 1998. He is the Vice President -- Commercial, Russia of PLD.

     With the exception of Mr. Gardner (who is a U.S. citizen), none of the directors of the Company are citizens or residents of the United States.

     The directors of the Company are elected for an unspecified term, until their successors are elected and duly qualified.

     There are no officers of the Company.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The directors of the Company are not compensated by the Company.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     None.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     None.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     None.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The financial statements of the Company are attached to this Report beginning on page F-1.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements

         (i) Balance sheets of the Company as of December 31, 1998 and 1997;

         (ii) Statements of operations and retained earnings of the Company for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996; and

        (iii) Statements of cash flows of the Company for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996.

     (b) Exhibits

 4.1 Indenture, dated as of May 31, 1996, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing
      Limited, PLD Capital Limited, the Company and Wireless
      Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $123,000,000 aggregate principal amount at stated maturity of 14% Senior
      Discount Notes due 2004 (the "Senior Note Indenture")
      (Exhibit 4.1)(1)
 4.2  Indenture, dated as of May 31, 1996, among PLD Telekom Inc.
      as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing
      Limited, PLD Capital Limited, the Company and Wireless
      Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $26,500,000 aggregate principal amount of 9% Convertible Subordinated
      Notes due 2006. (Exhibit 4.1)(2)
 4.3 First Supplemental Indenture, Amendment Agreement, Consent and Waiver, dated as of March 20, 1998, among PLD Telekom
      Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset
      Leasing Limited, PLD Capital Limited, the Company and
      Wireless Technology Corporations Limited, as Guarantors,
      Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee. (Exhibit
      4.3)(1)
99.1  Consent of KPMG.

---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-5398).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-5396).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on
June   , 1999.

                                          BALTIC COMMUNICATIONS LIMITED

                                          By: /s/ SIMON EDWARDS
                                            ------------------------------------
                                            Simon Edwards
                                            Director

                         BALTIC COMMUNICATIONS LIMITED

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

Independent auditors' report................................  F-2
Balance sheets..............................................  F-3
Statements of operations and retained earnings..............  F-4
Statements of cash flows....................................  F-5
Notes to financial statements...............................  F-6

                          INDEPENDENT AUDITORS' REPORT

Shareholder and Board of Directors of
Baltic Communications Limited:

     We have audited the accompanying balance sheets of Baltic Communications Limited as of December 31, 1998 and 1997, and the related statements of operations and retained earnings and cash flows for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baltic Communications Limited as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996 in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 9(c) to the financial statements, the Company's parent, PLD Telekom Inc. (PLD) does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of such obligations. PLD's failure to make payment in full when required could result in a claim being made against the Company under its guaranty and a cross-default under and acceleration of other debt obligations for which the Company is also a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Without qualifying our opinion, we draw your attention to the information contained in Note 1 to the financial statements regarding the uncertain operating environment in Russia. The ultimate effect that these significant economic uncertainties could have on the stated values, classification, realisation or settlement of assets and liabilities stated in these financial statements cannot presently be determined and accordingly no provisions have been made.

     Without qualifying our opinion, we draw your attention to the disclosures in Note 9 to the financial statements concerning the uncertainty relating to the effects of the Year 2000 problem.

                                             KPMG

St. Petersburg, Russia
March 30, 1999

                         BALTIC COMMUNICATIONS LIMITED

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                 1998         1997
                                                              ----------    ---------
ASSETS
Current assets:
  Cash......................................................  $  266,076      241,949
  Trade receivables, net (note 3)...........................     995,919    1,239,370
  Due from related parties (note 7).........................     531,998           --
  Prepayments...............................................      80,800      167,908
  Prepaid taxes.............................................     171,759           --
  Inventory.................................................      76,025      214,394
                                                              ----------    ---------
          Total current assets..............................   2,122,577    1,863,621
Property and equipment, net (note 4)........................   4,668,005    4,801,791
Investments.................................................       8,000        8,000
Intangible assets, net (note 5).............................      84,052       49,505
                                                              ----------    ---------
          Total assets......................................  $6,882,634    6,722,917
                                                              ==========    =========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................   1,510,134    1,871,857
  Accrued liabilities.......................................      87,177      154,288
  Deferred revenues.........................................       4,019        3,861
  Taxes payable.............................................     100,211      151,499
  Deferred income tax liability.............................      30,706           --
  Due to related parties (note 6)...........................     932,646      686,609
  Customer deposits.........................................      26,234       27,217
                                                              ----------    ---------
          Total current liabilities.........................   2,691,127    2,895,331
                                                              ----------    ---------
Shareholder's equity:
  Common stock (note 8).....................................   2,183,000    2,183,000
  Retained earnings.........................................   2,008,507    1,644,586
                                                              ----------    ---------
          Total shareholder's equity........................   4,191,507    3,827,586
                                                              ----------    ---------
          Total liabilities and shareholder's equity........  $6,882,634    6,722,917
                                                              ==========    =========

                See accompanying notes to financial statements.

                         BALTIC COMMUNICATIONS LIMITED

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
 YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE NINE MONTHS ENDED DECEMBER 31,
                                      1996

                                                            1998          1997          1996
                                                         ----------    ----------    ----------
Revenues:
  Telecommunications revenues..........................  $9,780,176    $7,562,269    $5,266,803
  Other non-telecommunications revenues................      73,678        39,980        36,704
                                                         ----------    ----------    ----------
  Total revenues.......................................   9,853,854     7,602,249     5,303,507
Direct costs...........................................   5,110,896     2,904,632     2,053,763
                                                         ----------    ----------    ----------
          Gross profit.................................   4,742,958     4,697,617     3,249,744
                                                         ----------    ----------    ----------
Operating expenses:
  General and administrative...........................   2,599,278     2,470,769     1,510,934
  Depreciation.........................................     575,708       557,494       331,256
  Amortisation.........................................      12,943         6,783           319
  Taxes other than income taxes........................     447,429       422,094       323,266
                                                         ----------    ----------    ----------
          Total operating expenses.....................   3,635,358     3,457,140     2,165,775
                                                         ----------    ----------    ----------
          Operating income.............................   1,107,600     1,240,477     1,083,969
Other income/(expense):
  Interest income......................................       3,093        35,777         3,424
  Foreign exchange loss (note 1).......................    (672,087)      (43,082)       (7,206)
  Loss on disposal of property and equipment...........     (43,979)      (42,069)      (49,059)
                                                         ----------    ----------    ----------
          Income before income taxes...................     394,627     1,191,103     1,031,128
Income taxes (note 10).................................      30,706       383,255       194,390
                                                         ----------    ----------    ----------
          Net income...................................     363,921       807,848       836,738
                                                         ----------    ----------    ----------
Retained earnings, beginning of period.................   1,644,586       836,738            --
                                                         ----------    ----------    ----------
Retained earnings, end of period.......................  $2,008,507    $1,644,586    $  836,738
                                                         ==========    ==========    ==========

                See accompanying notes to financial statements.

                         BALTIC COMMUNICATIONS LIMITED

                            STATEMENTS OF CASH FLOWS
 YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE NINE MONTHS ENDED DECEMBER 31,
                                      1996

                                                             1998         1997         1996
                                                           ---------    --------    ----------
Cash flows from operating activities:
Net income...............................................  $ 363,921     807,848       836,738
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation...........................................    575,708     557,494       331,256
  Amortisation...........................................     12,943       6,783           319
  Loss on disposal of property and equipment.............     43,979      42,069        49,059
Changes in operating assets and liabilities:
  (Increase)/decrease in trade receivables...............    243,451    (359,164)      355,754
  (Increase)/decrease in prepayments.....................     87,108     (13,250)      (93,937)
  (Increase)/decrease in inventory.......................    138,369    (143,949)       17,947
  (Increase)/decrease in prepaid taxes...................   (171,759)     16,765       (16,765)
  Increase in due from related parties...................   (531,998)         --            --
  Increase/(decrease) in due to related parties..........    246,037    (361,311)    1,047,920
  Increase/(decrease) in deferred revenues...............        158       3,861       (18,255)
  Decrease in customer deposits..........................       (983)     (1,642)      (10,530)
  Increase/(decrease) in taxes payable...................    (51,288)    151,499      (386,557)
  Increase/(decrease) in accrued liabilities.............    (67,111)     83,318        70,970
  Increase in deferred income tax liability..............     30,706          --            --
  Increase/(decrease) in accounts payable................   (361,723)     90,685      (912,575)
                                                           ---------    --------    ----------
     Net cash provided by operating activities...........    193,597      73,158       434,606
                                                           ---------    --------    ----------
Cash flows from investing activities:
  Capital expenditures...................................   (538,658)   (854,151)   (1,845,522)
  Proceeds on disposal of fixed assets...................      5,267      44,986         7,000
                                                           ---------    --------    ----------
     Net cash used in investing activities...............   (533,391)   (809,165)   (1,838,522)
                                                           ---------    --------    ----------
     Increase/(decrease) in cash.........................     24,127      71,841      (567,178)
Cash at beginning of period..............................    241,949     170,108       737,286
                                                           ---------    --------    ----------
Cash at end of period....................................  $ 266,076     241,949       170,108
                                                           =========    ========    ==========
Supplementary disclosures:
Income tax paid..........................................  $ 368,431     240,047            --
                                                           =========    ========    ==========

                See accompanying notes to financial statements.

                         BALTIC COMMUNICATIONS LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

(1) BACKGROUND

  (a) Business, Operations and Future Activities

     Baltic Communications Limited (the "Company") was formed to provide international direct dial, international payphone and leased line services to business customers in St. Petersburg and the Leningrad Oblast. The Company was incorporated on September 3, 1991 under the laws of the Russian Federation as a closed joint stock company.

     On April, 1 1996 PLD Telekom Inc. ("PLD" or the "Parent") purchased 100% of the common shares of the Company for a net purchase price of $2,183,000. Such purchase price was allocated to the assets and liabilities of the Company as follows:

Cash........................................................    $   737,000
Other current assets........................................      1,385,000
Fixed assets................................................      3,199,000
Current liabilities.........................................     (3,138,000)
                                                                -----------
                                                                $ 2,183,000
                                                                ===========

     The Company's principal telecommunications license allows it to operate an international, national and local telecommunications system in St. Petersburg; this expires in 2003. Other licenses, all of which expire in 2001, are for telematic services, rent of circuits, data services and the operation of a dedicated national/international overlay network. These licenses are generally renewed on application. Grounds for termination of licenses are broad and subjective and there is little precedent upon which to determine the practical likelihood of termination.

  (b) Russian Business Environment

     In recent years, Russia has undergone fundamental political and economic change. As a result, operations carried out in Russia involve significant risks which are not typically associated with many other environments.

     The immediate and ongoing effects of severe economic instability in Russia include or may include slower economic growth or decline, a reduction in the availability of credit and the ability to service debt, volatile interest rates, changes and increases in taxes, higher inflation or hyperinflation, further devaluation of the rouble, restrictions on convertibility and movements of funds, bankruptcies including bank failures, and other severe economic and political consequences. These conditions and future policy changes could have a material adverse effect on the operations of the Company and the realisation and settlement of its assets and liabilities.

     The accompanying financial statements reflect management's current assessment of the impact of the economic situation on the financial position of the Company. Actual results could differ from management's current assessments and such differences could be material. In addition, the effect of future developments on the Company's financial position and the ability of others to continue to transact with the Company cannot presently be determined. The financial statements therefore may not include all adjustments that might ultimately result from these adverse conditions.

  (c) Uncertain Operating Environment in Russia

     The recoverability of the Company's assets, as well as the future operation of the Company, may be significantly affected by the current and future economic environment in Russia. The accompanying financial statements do not include any adjustments with regard thereto.

                         BALTIC COMMUNICATIONS LIMITED

  (d) Convertibility of the Rouble

     The Russian rouble is not a convertible currency outside the Russian Federation and, accordingly, any conversion of Russian rouble amounts to US dollars should not be construed as a representation that Russian rouble amounts have been, could be, or will be in the future, convertible into US dollars at the exchange rate used, or at any other exchange rate.

     The ability of the Russian government to maintain the stability of the rouble will depend on many political and economic factors, including its ability to control inflation and the availability of sufficient reserves to support the rouble. Uncertainty also exists with respect to the Central Bank's policy direction. The possibility of further restrictions on convertibility and currency movements cannot be ruled out.

     As a result of the devaluation of the rouble during the latter part of 1998 the Company has suffered transaction losses of $672,087 (1997: a loss of $43,082; 1996: a loss of $7,206).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's significant accounting policies are summarised as follows:

  (a) Basis of Presentation

     The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

     The financial statements have been presented on the push-down basis of accounting.

     The accompanying financial statements present the financial position and results of operations of the Company on a stand-alone basis. The Company incurs and pays its own expenses. Management assistance is provided by the Parent under the terms of negotiated management agreements and specific costs incurred by the Parent on behalf of the Company are charged thereto. All intercompany transactions and charges are disclosed in note 11, "Related Party Transactions."

     Income tax expense is based upon a calculation of current tax expense and deferred tax expense in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," on a stand-alone basis. Refer to note 10, "Income Taxes."

     There are no common costs allocated to the Company by the Parent. Direct costs incurred by the Parent on behalf of the Company are reimbursed by the Company. Services provided by the Parent are furnished under the terms of the negotiated management agreements -- refer to note 11, "Related Party Transactions." Management of the Company believes that the accompanying financial statements include all the costs incurred by the Company in its operations.

  (b) Reporting Currency and Foreign Currency Translation

     The statutory accounts of the Company are maintained in accordance with local accounting regulations and are stated in local currencies.

     Local statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 (SFAS 52), "Foreign Currency Translation."

     Under SFAS 52, the financial statements of entities in highly inflationary economies are measured in all cases using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing period-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the exchange rates effective at the date of the transaction.

                         BALTIC COMMUNICATIONS LIMITED

Translation differences resulting from the use of these different rates are included in the accompanying statements of operations except where otherwise noted.

  (c) Revenue Recognition

     The Company records telecommunications revenues as earned, at the time services are provided.

  (d) Inventory

     Inventory is stated at the lower of cost or net realisable value and is comprised of spare parts for maintenance of the Company's transmission network and telephony products held for resale to customers.

  (e) Property and Equipment

     Property and equipment and other assets are stated at cost less accumulated depreciation and amortisation. Costs directly related to the installation of telecommunications equipment are included in the cost of the equipment. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

ASSET                                       ESTIMATED USEFUL LIFE
-----                                       ---------------------
Telecommunications equipment..............     10 years
Office furniture and equipment............      8 years
Motor vehicles............................     7.5 years
Computer equipment........................      8 years

  (f) Fair Value of Financial Instruments

     The carrying amounts reported in the balance sheets for cash, trade and other receivables, amounts due to or from related parties, and accounts payable approximate fair value due to their short maturity.

  (g) Income Taxes

     Tax on the profit or loss for the year comprises current tax and the change in deferred tax. Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

     Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit (taxable loss).

     The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

     Deferred tax is calculated on the basis of the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged to the statement of operations, except to the extent that it relates to items previously charged or credited directly to equity.

  (h) Use of Estimates

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

                         BALTIC COMMUNICATIONS LIMITED
contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

  (i) Impairment of Long-Lived Assets

     Long-lived assets and certain identifiable intangibles are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (j) Comprehensive Income

     SFAS 130 "Reporting Comprehensive Income" was issued in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognised under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other financial statements. The Company adopted SFAS 130 as of January 1, 1998. For the years ended December 31, 1998, 1997, and 1996 comprehensive income was equal to net income reported in the statement of operations. As SFAS 130 only requires additional disclosures in the Company's financial statements, its adoption did not have any impact on the Company's financial position or results of operations.

(3) TRADE RECEIVABLES

     Trade receivables at December 31, 1998 and 1997 consists of the following:

                                                          1998         1997
                                                       ----------    ---------
Trade receivables....................................  $1,113,564    1,303,650
Less: allowance for doubtful accounts................    (117,645)     (64,280)
                                                       ----------    ---------
  Trade receivables, net of allowance................  $  995,919    1,239,370
                                                       ==========    =========

(4) PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1998 and 1997 consists of the following:

                                                        1998           1997
                                                     -----------    ----------
Telecommunications equipment.......................    5,654,426     5,249,255
Office furniture and equipment.....................      627,792       758,934
Vehicles and leasehold improvements................      708,777       577,424
                                                     -----------    ----------
  Total property and equipment.....................    6,990,995     6,585,613
Less: accumulated depreciation.....................   (2,322,990)   (1,783,822)
                                                     -----------    ----------
  Property and equipment, net......................  $ 4,668,005     4,801,791
                                                     ===========    ==========

                         BALTIC COMMUNICATIONS LIMITED

(5) INTANGIBLE ASSETS

     Intangible assets at December 31, 1998 and 1997 consists of the following:

                                                            1998       1997
                                                          --------    -------
Computer software.......................................  $ 40,264     35,637
Licenses................................................    45,560     30,057
Other...................................................    27,361         --
                                                          --------    -------
  Total intangible assets...............................   113,185     65,694
Less: accumulated amortisation..........................   (29,133)   (16,189)
                                                          --------    -------
  Intangible assets, net................................  $ 84,052     49,505
                                                          ========    =======

     Amortisation of intangible assets is provided over the estimated useful life of 3-10 years.

(6) DUE TO RELATED PARTIES

     The Company's liability to related parties at December 31, 1998 and 1997 consists of the following:

                                                            1998       1997
                                                          --------    -------
PLD Telekom Inc.........................................   615,000    455,000
PeterStar...............................................    37,875         --
PLD Management Services Limited.........................   256,254    231,609
Teleport-TP.............................................    23,517         --
                                                          --------    -------
                                                          $932,646    686,609
                                                          ========    =======

(7) DUE FROM RELATED PARTIES

     The receivables due from related parties at December 31, 1998 and 1997 consists of the following:

                                                              1998      1997
                                                            --------    ----
PLD Telekom Inc...........................................   182,553     --
PeterStar.................................................   103,797     --
Teleport-TP...............................................   237,985     --
CPY Yellow Pages Limited..................................     7,663     --
                                                            --------     --
                                                            $531,998     --
                                                            ========     ==

(8) SHAREHOLDER'S EQUITY

  (a) Common Stock

     At December 31, 1998 and 1997 the Company had authorised share capital of 72,540 shares with a par value of 100 roubles each.

                                                          1998         1997
                                                       ----------    ---------
Issued and outstanding common shares with a par value
  of 100 roubles each................................  $    1,494        1,494
Additional paid-in capital...........................   2,181,506    2,181,506
                                                       ----------    ---------
Issued, outstanding and fully contributed............  $2,183,000    2,183,000
                                                       ==========    =========

                         BALTIC COMMUNICATIONS LIMITED

  (b) Distributable Reserves

     Distributable reserves are restricted to the retained earnings of the Company which are determined according to Russian legislation. At December 31, 1998 and 1997 there are no reserves for distribution. No dividends have been approved for payment.

(9) COMMITMENTS AND CONTINGENCIES

  (a) Taxation Contingencies

     Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporation tax ("profit tax"), a number of turnover based taxes, and payroll (social) taxes, together with others.

     Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, regulations are often unclear, open to wide interpretation, and in some instances are conflicting. Accordingly few precedents with regard to issues have been established. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organisations (like the State Tax Service and its various inspectorates), thus creating uncertainties and areas of conflict.

     Tax declarations, together with other legal compliance areas (such as customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

     The Company has had extensive tax inspections during the periods, which have resulted in minimal penalties. These inspections have covered most of the taxes applicable to the Company.

     Management believes that it has adequately provided for tax liabilities in the accompanying financial statements. However, the risk remains that the relevant authorities could take differing positions with regard to interpretative issues and the effect could be significant.

  (b) The Year 2000 Issue (unaudited)

     The Year 2000 problem (or "Millennium Bug") arises as a result of information systems and/or equipment with embedded chips that incorrectly read the date 2000 and incorrectly perform calculations related to it. Any information technology that relies on a time or date function may not operate correctly, producing an inaccurate date when dealing with dates beyond 1999.

     The Company may experience the effects of the Year 2000 problem before, on, or after January 1, 2000 and the effects on operations and financial reporting, if not addressed, may range from minor errors to significant systems failures which could affect the Company's ability to conduct normal business operations.

     It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

     The Company is incurring significant costs in its efforts to mitigate any possible effects of the Year 2000 problem. These costs totalled approximately $100,000 in 1998, with approximately $80,000 planned to be spent during 1999.

  (c) Guarantees

     In June 1996, PLD issued senior discount notes and convertible subordinated notes with an aggregate principal amount of $149.5 million. The Company is a guarantor of the debt under the terms of the related indentures.

                         BALTIC COMMUNICATIONS LIMITED

     As noted in its annual report on Form 10-K, PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of such obligations. While management of PLD believe that, as long as progress towards settlement of such obligations is being made, the holders of such debt will agree to payment deferrals beyond the present due date of April 30, 1999, there can be no assurance that the holders will grant such deferrals or that they will not demand payment in full of the obligations. PLD's failure to make payment in full could result in a claim being made against the Company under its guaranty and a cross-default under and acceleration of senior discount notes and convertible subordinated notes with an aggregate principal amount in excess of $150 million for which the Company also serves as a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern.

(10) INCOME TAXES

     At December 31, 1998 Company has deferred income tax liabilities of $30,706 (deferred tax assets of $94,000 as of December 31, 1997). As a result of the rapid change in the regulatory environment and uncertainty surrounding the Russian tax regime, the Company had provided a valuation allowance against the deferred tax assets, calculated as of December 31, 1997.

     The tax effects of temporary differences that gave rise to the deferred tax assets are as follows:

                                                             1998     1997
                                                             ----    -------
Expenses not yet deducted for Russian tax purposes.........  $ --     94,000
Less: valuation allowance..................................    --    (94,000)
                                                             ----    -------
  Deferred tax asset.......................................  $ --         --
                                                             ====    =======

     The tax effects of temporary differences that give rise to the deferred tax liabilities are as follows:

                                                            1998       1997
                                                           -------    -------
Income not recognised yet for Russian tax purposes.......  $30,706         --
                                                           -------    -------
  Deferred tax liability.................................  $30,706         --
                                                           =======    =======

     The provision for current income taxes differs from that expected by applying statutory tax rates as follows:

                                                          1998         1997
                                                        ---------    --------
Provision for income tax at statutory rates...........  $ 130,227    $393,064
Tax effect of temporary differences...................     30,706     (94,000)
Tax effect of non-deductible expenditures or losses
  deductible for statutory purposes...................   (130,227)     84,191
                                                        ---------    --------
Income tax expense....................................  $  30,706    $383,255
                                                        =========    ========

 (11) RELATED PARTY TRANSACTIONS

     There have been various transactions with the following related parties:

     Teleport-TP, CPY Yellow Pages Limited, PeterStar, PLD Management Services Limited and PLD Telekom Inc.

     These transactions are of a minor routine nature and generally involve the provision of telecommunications services.