Form 20-F/A
period 1998-12-31
BALTIC COMMUNICATIONS LTD
filed 1999-08-30
CIK 1058864

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 20-F/A



                               (AMENDMENT NO. 1)

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

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         BALTIC COMMUNICATIONS LIMITED


       FORM 20-F/A ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 1998


                               TABLE OF CONTENTS


                                                                        PAGE
                                                                        ----
PART I
Item 1.   Description of Business.....................................    1
Item 2.   Description of Property.....................................   16
Item 3.   Legal Proceedings...........................................   16
Item 4.   Control of Registrant.......................................   16
Item 5.   Nature of Trading Market....................................   16
Item 6.   Exchange Controls and Other Limitations Affecting Security
          Holders.....................................................   16
Item 7.   Taxation....................................................   18
Item 8.   Selected Financial Data.....................................   19
Item 9.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................   19
Item 9A.  Quantitative and Qualitative Disclosure About Market Risk...   25
Item 10.  Directors and Officers of the Registrant....................   25
Item 11.  Compensation of Directors and Officers......................   26
Item 12.  Options to Purchase Securities from Registrant or
          Subsidiaries................................................   26
Item 13.  Interest of Management in Certain Transactions..............   26

PART II
Item 14.  Description of Securities to be Registered..................   26

PART III
Item 15.  Defaults Upon Senior Securities.............................   26
Item 16.  Changes in Securities, Changes in Security for Registered
          Securities and Use of Proceeds..............................   26

PART IV
Item 17.  Financial Statements........................................   26
Item 19.  Financial Statements and Exhibits...........................   26



     BALTIC COMMUNICATIONS LIMITED HEREBY AMENDS ITS ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 1998, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1999.

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


     On May 18, 1999, PLD entered into an agreement (the "Merger Agreement") with Metromedia International Group, Inc. ("MMG") pursuant to which PLD would merge with Moscow Communications, Inc., a newly formed, wholly owned subsidiary of MMG. Upon consummation of the merger (the "Merger"), PLD will become a wholly owned subsidiary of MMG, and the holders of shares of Common Stock of PLD will receive shares of MMG on the basis of an exchange ratio specified in the Merger Agreement.



     In connection with the Merger, PLD's Senior Notes and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.


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

RECENT DEVELOPMENTS



  RUSSIAN ECONOMIC AND POLITICAL TURMOIL



     During 1998 there was considerable turmoil and uncertainty in the Russian financial markets, prompted in large part by a drop in commodity prices and economic problems in Russia, together with the crisis in the Asian financial markets which began in late 1997. These developments were accompanied by a substantial decline in the Russian stock market. These developments led the Russian government to raise interest rates significantly and to seek special assistance from the International Monetary Fund. In August 1998, the Russian government announced a substantial widening of the trading band in which the Russian Rouble would be permitted to float, together with a moratorium on certain foreign debt payments. Thereafter the Rouble dropped substantially in value and traded outside of the high end of the band, and the Russian government did not intervene to stop this trading, thereby effectively acquiescing to a major devaluation of the Rouble. The latter part of 1998 and the first half of 1999 saw further declines in the value of the Rouble and this process is expected to continue.



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



     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which was to cause the International Monetary Fund to delay further assistance to the Russian government. In 1999, further political upheavals occurred, as President Boris Yeltsin first dismissed the Primakov government in May 1999 and selected Sergei Stepashin as the new Prime Minister, and then in turn replaced him with Vladimir Putin in August 1999. It is too soon to predict what policies will be adopted by the new Putin government. These frequent governmental reshufflings create increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system. See "Risk Factors -- Country
Risks -- Russian Economic and Political Turmoil."



  TRAVELERS FINANCING



     In November 1997 PLD issued $12.32 million in 12% Series A secured revolving credit notes (the "Series A Notes") and $3.1 million in 12% Series B revolving credit notes (the "Series B Notes" and, together with the Series A Notes, the "Revolving Credit Notes") to The Travelers Insurance Company and The Travelers Indemnity Company (collectively, the "Travelers Parties") pursuant to a Revolving Credit Note and Warrant Agreement dated November 26, 1997 between PLD and the Travelers Parties (the "Travelers Agreement"). Both the Series A and the Series B Notes are secured by PLD's inventory and accounts receivable. In addition, the Series A Notes are secured by 28 ordinary shares of Technocom. The Revolving Credit Notes are guaranteed by the Company and Wireless Technology Corporations Limited ("WTC"), an indirect wholly owned subsidiary of PLD, through which it holds its interest in ALTEL. In addition, News, which owns 38% of PLD's outstanding shares of common stock, has guaranteed up to $3.1 million of the amounts due under the Revolving Credit Notes (the "News Guarantee").



     PLD has made required amortization payments on the Series B Notes totalling $2.0 million. Currently a total of $13.42 million is due under the Revolving Credit Notes. The Travelers Parties have given PLD a series of payment deferrals with respect to amounts due under the Revolving Credit Notes, the last of which was given in connection with the Merger Agreement and defers payment until the Merger is consummated or terminated.



     In the event that the Merger is consummated: (1) the News Guarantee will be released; (2) the amount due to the Travelers Parties will be paid, as to $8.5 million on the date the Merger is consummated, and as to the remainder in August 2000, together with interest at an annual rate of 10.5%; (3) the amount due to the Travelers Parties will be guaranteed by PLD Holdings Limited, a wholly owned subsidiary of PLD through which PLD holds 11% of its total 71% interest in PeterStar, and by MMG; and (4) the Travelers Agreement will be amended and restated to reflect the foregoing. The Travelers Parties will continue to be paid interest monthly on the same basis as before until the consummation of the Merger, and thereafter on the basis set forth above. All existing security for the Revolving Credit Notes will remain in place until and following the consummation of the Merger, as will the existing guarantees given by the Company and WTC. The security and guarantees will be terminated once PLD has repaid all of its indebtedness to the Travelers Parties, which is expected to occur in August 2000. The Travelers Parties have agreed not to exercise certain rights which they have under the Travelers Agreement pending the consummation of the Merger.



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee, as well as resulting in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes, which could also lead to a claim against the Company under its guarantee of those Notes.



     Any such events would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.



     Please also refer to "Risk Factors -- Risks Involving the
Company -- Guarantee of PLD Debt" for the issues that the Company will face if the Merger is not consummated.



  THE SENIOR AND CONVERTIBLE NOTES



     In June 1996, PLD issued the following securities to a limited number of U.S. institutional investors (the "June 1996 Placement"): (i) $123,000,000 aggregate principal amount at maturity of Senior Notes; (ii) 123,000 warrants (the "Placement Warrants") to purchase an aggregate of 4,182,000 shares of Common Stock (the "Placement Warrant Shares"); and (iii) $26,500,000 aggregate principal amount of Convertible Notes. The Senior Notes and the Placement Warrants were initially issued as units (the "Units") and the Placement Warrants became separable from the Senior Notes on December 10, 1996.



     In March 1998, PLD commenced a consent solicitation (the "Consent Solicitation") directed at the holders of the Senior Notes and the Convertible Notes requesting their consent to certain amendments to the Indentures governing such Notes, intended to give PLD more flexibility in conducting its business and also to clarify certain provisions of those Indentures.



     The amendments were approved by the requisite number of holders of the Notes and, following this, The Bank of New York, as trustee under the Indentures, PLD, the Company and certain other parties executed a supplemental indenture, dated March 20, 1998, bringing the amendments to the Indentures and certain related documents into effect. In addition, PLD issued a total of 123,000 five-year warrants to purchase 1.8 shares of PLD Common Stock at $6.90 per share to the holders of the Senior Notes, and a total of 22,700 five-year warrants to purchase 2 shares of PLD Common Stock at a price of $6.90 per share to the holders of the Convertible Notes. If all of these warrants are exercised, PLD will issue a total of 266,800 shares of Common Stock.

     Unless the context clearly requires otherwise, references to the "Senior Notes" and the "Convertible Notes" shall refer to such securities as so amended pursuant to the Consent Solicitation, and references to the "Senior Note Indenture", the "Convertible Note Indenture" and the "Indentures" shall refer to such indentures, as so amended pursuant to the Consent Solicitation.



     On July 30, 1998, the Securities and Exchange Commission declared effective registration statements relating to: (i) an exchange offer (the "Exchange Offer") pursuant to which the outstanding Senior Notes (the "Outstanding Senior Notes") would be exchanged for identical Senior Notes which had been registered under the Securities Act of 1933 (the "Exchange Notes"); (ii) the resale by the holders thereof of the Convertible Notes and the shares of Common Stock issuable upon the conversion thereof; and (iii) the resale by the holders thereof of the Placement Warrants and the Placement Warrant Shares. As a result of the effectiveness of the registration statement relating to the Convertible Notes and the Common Stock issuable upon conversion thereof, Special Interest (as defined in the Indentures) ceased to be payable with respect to the Convertible Notes on July 30, 1998.



     The Exchange Offer with respect to the Senior Notes commenced on August 28, 1998 and was completed at the close of business on October 9, 1998, with the holders of 100% of the Outstanding Senior Notes tendering such Notes for Exchange Notes. Upon completion of the Exchange Offer, the Exchange Notes were issued in exchange for such Outstanding Senior Notes, in the form of a global Exchange Note held through the facilities of the Depository Trust Company. As a result of the completion of the Exchange Offer, Special Interest ceased to be payable with respect to the Senior Notes on October 9, 1998.



     In connection with the Merger, PLD's Senior and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.



     Please also refer to "Risk Factors -- Risks Involving the
Company -- Guarantee of PLD Debt" for the issues that the Company will face if the Merger is not consummated.



  INCREASED INTEREST RATE ON INDEBTEDNESS



     Under the terms of the Senior Notes and the Revolving Credit Notes, the interest rate payable increased if PLD had not raised $20.0 million in additional equity by May 31, 1998. PLD did not complete such an equity offering by such date and accordingly the interest rate on the Senior Notes increased from 14% to 14.5% per annum, and the interest rate on the Revolving Credit Notes increased from 12% to 15% per annum, in each case effective June 1, 1998. Such rates revert to their former levels once the equity offering has been completed. Interest due on the Senior Notes (at 14.5% per annum) accreted until December 1, 1998, and thereafter is payable in cash, semi-annually, on each June 1 and December 1 thereafter. In connection with the Merger, the holders of substantially all of the Senior Notes and Convertible Notes have agreed to defer until the date of closing of the Merger the payment of interest on such Notes coming due during the period between the signing of the Merger Agreement and related documents and the date of closing of the Merger or termination of the Merger Agreement.


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

  COUNTRY RISKS


     General. Foreign companies conducting operations through affiliates in the Russian Federation face significant political, economic, currency, legal and social risks. For example, a report released February 20, 1997 by the United States Embassy in Moscow on the commercial environment in the Russian Federation listed the following general difficulties affecting trade and investment in the Russian Federation, some or all of which could affect the ability of the Company to conduct or realize income from its business:


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


     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which was to cause the International Monetary Fund to delay further assistance to the Russian government. In 1999, further political upheavals occurred, as President Boris Yeltsin first dismissed the Primakov government in May 1999 and selected Sergei Stepashin as the new Prime Minister, and then in turn replaced him with Vladimir Putin in August 1999. It is too soon to predict what policies will be adopted by the new Putin government. These frequent governmental reshufflings create increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system.


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



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee, as well as resulting in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes, which could also lead to a claim against the Company under its guarantee of those Notes.



     Any such events would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.


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

ITEM 3.  LEGAL PROCEEDINGS

     None.

ITEM 4.  CONTROL OF REGISTRANT


     All of the issued and outstanding ordinary shares of the Company are held directly by PLD.


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


                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                              1998         1997        1996*
                                                             ------       ------       ------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues.......................................  $9,854       $7,602       $5,304
  Operating expenses:
     Direct costs (excludes depreciation)..................   5,111        2,905        2,054
     General and administrative............................   2,599        2,471        1,511
     Depreciation..........................................     576          557          331
     Amortization..........................................      13            7            1
     Taxes other than income taxes.........................     447          422          323
                                                             ------       ------       ------
       Total operating expenses............................   8,746        6,362        4,220
  Operating income.........................................   1,108        1,240        1,084
  Income before income taxes...............................     395        1,191        1,031
  Income taxes.............................................      31          383          194
                                                             ------       ------       ------
  Net income...............................................  $  364       $  808       $  837
                                                             ------       ------       ------



                                                                    AS OF DECEMBER 31,
                                                             --------------------------------
                                                              1998        1997         1996
                                                             ------      -------      -------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash.....................................................  $  266      $   242      $   170
  Non-cash working deficiency..............................    (834)      (1,274)      (1,807)
  Property and equipment, net..............................   4,668        4,802        4,622
  Total assets.............................................   6,883        6,723        5,949
  Shareholder's equity.....................................   4,192        3,828        3,020


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

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997


     Overview. The definition of EBITDA is given in the previous section. It is commonly used as an indicator of the ability of a business to generate cash flows from its operating activities. Management therefore considers it to be a relevant and useful measure for investors. For the year ended December 31, 1998, the Company reported net income of $0.4 million and operating income of $1.1 million earned on revenues of $9.9 million compared to net income of $0.8 million and operating income of $1.2 million earned on revenues of $7.6 million in 1997. EBITDA of $1.0 million in 1998 compared to $1.7 million in 1997. In 1998 net cash provided by operating activities amounted to $0.2 million, with net cash used in investing activities amounting to $0.5 million. This compares to 1997 when net cash provided by operating activities amounted to $0.1 million, and net cash used in investing activities amounted to $0.8 million. Cash flows generated by operating subsidiaries are generally retained by those businesses to finance capital expenditures, service long term debt and provide working capital. Funds in excess of subsidiaries' requirements are distributed to shareholders.


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


     Direct costs (excludes depreciation). In 1998, direct costs amounted to $5.1 million compared to $2.9 million in 1997. As a percentage of revenues, direct costs increased from 38.2% in 1997 to 51.9% in 1998 due to BCL entering into two new international capacity contracts in support of PLD global projects and introducing a new system of discounts to its retail clients. Margins are generally expected to come under continued pressure in 1999 due to the continuing impact of the Russian economic crises.

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


     Direct costs (excludes depreciation). Direct costs, as a percentage of revenues decreased marginally from 38.7% recorded in the nine months ended December 31, 1996 to 38.2% in 1997 due to BCL negotiating lower accounting rates on a number of its key international routes, thereby bringing down the unit cost of each international minute.


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

LIQUIDITY AND CAPITAL RESOURCES


     For the year ended December 31, 1998, a total of $0.6 million in cash was generated from operations (1997 -- $0.9 million; 1996 (nine months) -- $1.3 million), and $0.5 million was used in net investing activities (1997 -- $0.8 million; 1996 (nine months) -- $1.8 million). Investments consisted primarily of capital expenditures on switching and transmission equipment as well as leasehold improvements and additional furniture and equipment costs associated with the Company's move to new premises in late 1997.


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


     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a claim being made against the Company under its guarantee, as well as resulting in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes, which could also lead to a claim against the Company under its guarantee of those Notes. Any such events would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.



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


EFFECTS OF NEWLY-ISSUED ACCOUNTING PRONOUNCEMENTS


     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 cannot be applied retroactively to financial statements of prior periods. At the current time the Company has not evaluated the impact SFAS 133 will have, if any.



     The American Institute of Certified Public Accountants issued Statement of Position No. 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities" in 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company was required to adopt both new statements in the first quarter of 1999. The adoption of these statements is not expected to have a material effect on the Company's financial statements.


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

     As of June 15, 1999, PLD has expended approximately $1.9 million for remediation efforts and expects that its total remediation costs, including scheduled upgrades and replacements of approximately $3.1 million, will be approximately $4.0 million.


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

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS


     The Company has a number of business arrangements with PeterStar, a 71% owned subsidiary of PLD. These include joint marketing arrangements, cross referrals of customers, use by the Company of PeterStar personnel to install telecommunications equipment, and mutual assistance in transmission of traffic. The Company believes that all such arrangements have been made on an arms-length basis. The revenues involved in the year ended December 31, 1998 were insignificant.



     The Company is a guarantor of the Senior and Convertible Notes and the Revolving Credit Notes. For further details, please refer to "Description of Business -- Recent Developments -- Travelers Financing" and "-- The Senior and Convertible Notes."


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

     (b) Exhibits


 4.1 Indenture, dated as of May 31, 1996, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing
      Limited, PLD Capital Limited, the Company and Wireless
      Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $123,000,000 aggregate principal amount at stated maturity of 14% Senior
      Discount Notes due 2004 (the "Senior Note Indenture")
      (Exhibit 4.1)(1)
 4.2  Indenture, dated as of May 31, 1996, among PLD Telekom Inc.
      as Issuer, NWE Capital (Cyprus) Limited, PLD Asset Leasing
      Limited, PLD Capital Limited, the Company and Wireless
      Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $26,500,000 aggregate principal amount of 9% Convertible Subordinated
      Notes due 2006. (Exhibit 4.1)(2)
 4.3 First Supplemental Indenture, Amendment Agreement, Consent and Waiver, dated as of March 20, 1998, among PLD Telekom
      Inc., as Issuer, NWE Capital (Cyprus) Limited, PLD Asset
      Leasing Limited, PLD Capital Limited, the Company and
      Wireless Technology Corporations Limited, as Guarantors,
      Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee. (Exhibit
      4.3)(1)
 4.4 Second Supplemental Indenture, dated as of June 15, 1998, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus)
      Limited, PLD Asset Leasing Limited, PLD Capital Limited, PLD
      Capital Asset (U.S.) Inc., Wireless Technology Corporations
      Limited and the Registrant, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee.
 4.5 Third Supplemental Indenture, dated as of January 12, 1999, among the Registrant, as Issuer, NWE Capital (Cyprus)
      Limited, PLD Asset Leasing Limited, PLD Capital Limited, PLD
      Capital Asset (U.S.) Inc., Wireless Technology Corporations
      Limited and the Registrant, as Guarantors, Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee.
 4.6  Global Exchange Note representing the 14% Senior Discount
      Notes due 2004 of PLD Telekom Inc.
 4.7 Global Note representing 9% Convertible Subordinated Notes due 2006 of PLD Telekom Inc.
 4.8 Guaranty Agreement, dated as of November 26, 1997, made and given by Wireless Technology Corporations Limited and the Registrant in favor of The Travelers Insurance Company and
      The Travelers Indemnity Company.
10.1  Purchase Agreement between the Registrant and PLD Telekom
      Inc. dated January 27, 1996.
10.2  Side letter between the Registrant and PLD Telekom Inc.
      dated January 27, 1996.
99.1  Consent of KPMG.


---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-5398).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-5396).

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on August 30, 1999.


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

                                             KPMG

St. Petersburg, Russia
March 30, 1999

                         BALTIC COMMUNICATIONS LIMITED

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997


                                                                 1998          1997
                                                              ----------    ----------
ASSETS
Current assets:
  Cash......................................................  $  266,076    $  241,949
  Trade receivables, net of allowance (note 3)..............     995,919     1,239,370
  Due from related parties (note 7).........................     531,998            --
  Prepayments...............................................      80,800       167,908
  Prepaid taxes.............................................     171,759            --
  Inventory.................................................      76,025       214,394
                                                              ----------    ----------
          Total current assets..............................   2,122,577     1,863,621
Property and equipment, net (note 4)........................   4,668,005     4,801,791
Investments.................................................       8,000         8,000
Intangible assets, net (note 5).............................      84,052        49,505
                                                              ----------    ----------
          Total assets......................................  $6,882,634    $6,722,917
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................   1,510,134     1,871,857
  Accrued liabilities.......................................      87,177       154,288
  Deferred revenues.........................................       4,019         3,861
  Taxes payable.............................................     100,211       151,499
  Deferred income tax liability.............................      30,706            --
  Due to related parties (note 6)...........................     932,646       686,609
  Customer deposits.........................................      26,234        27,217
                                                              ----------    ----------
          Total current liabilities.........................   2,691,127     2,895,331
                                                              ----------    ----------
Shareholder's equity:
  Common stock (note 8).....................................   2,183,000     2,183,000
  Retained earnings.........................................   2,008,507     1,644,586
                                                              ----------    ----------
          Total shareholder's equity........................   4,191,507     3,827,586
                                                              ----------    ----------
          Total liabilities and shareholder's equity........  $6,882,634    $6,722,917
                                                              ==========    ==========


                See accompanying notes to financial statements.

                         BALTIC COMMUNICATIONS LIMITED

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
 YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE NINE MONTHS ENDED DECEMBER 31,
                                      1996


                                                            1998          1997          1996
                                                         ----------    ----------    ----------
Revenues:
  Telecommunications revenues..........................  $9,780,176    $7,562,269    $5,266,803
  Other non-telecommunications revenues................      73,678        39,980        36,704
                                                         ----------    ----------    ----------
  Total revenues.......................................   9,853,854     7,602,249     5,303,507
                                                         ----------    ----------    ----------
Operating expenses:
  Direct costs (excludes depreciation).................   5,110,896     2,904,632     2,053,763
  General and administrative...........................   2,599,278     2,470,769     1,510,934
  Depreciation.........................................     575,708       557,494       331,256
  Amortization.........................................      12,943         6,783           319
  Taxes other than income taxes........................     447,429       422,094       323,266
                                                         ----------    ----------    ----------
          Total operating expenses.....................   8,746,254     6,361,772     4,219,538
                                                         ----------    ----------    ----------
          Operating income.............................   1,107,600     1,240,477     1,083,969
Other income/(expense):
  Interest income......................................       3,093        35,777         3,424
  Foreign exchange loss (note 1).......................    (672,087)      (43,082)       (7,206)
  Loss on disposal of property and equipment...........     (43,979)      (42,069)      (49,059)
                                                         ----------    ----------    ----------
          Income before income taxes...................     394,627     1,191,103     1,031,128
Income taxes (note 10).................................      30,706       383,255       194,390
                                                         ----------    ----------    ----------
          Net income...................................     363,921       807,848       836,738
                                                         ----------    ----------    ----------
Retained earnings, beginning of period.................   1,644,586       836,738            --
                                                         ----------    ----------    ----------
Retained earnings, end of period.......................  $2,008,507    $1,644,586    $  836,738
                                                         ==========    ==========    ==========


                See accompanying notes to financial statements.

                         BALTIC COMMUNICATIONS LIMITED

                            STATEMENTS OF CASH FLOWS
 YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE NINE MONTHS ENDED DECEMBER 31,
                                      1996


                                                             1998         1997         1996
                                                           ---------    --------    ----------
Cash flows from operating activities:
Net income...............................................  $ 363,921    $807,848    $  836,738
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation...........................................    575,708     557,494       331,256
  Amortization...........................................     12,943       6,783           319
  Loss on disposal of property and equipment.............     43,979      42,069        49,059
Changes in operating assets and liabilities:
  (Increase)/decrease in trade receivables...............    243,451    (359,164)      355,754
  (Increase)/decrease in prepayments.....................     87,108     (13,250)      (93,937)
  (Increase)/decrease in inventory.......................    138,369    (143,949)       17,947
  (Increase)/decrease in prepaid taxes...................   (171,759)     16,765       (16,765)
  Increase in due from related parties...................   (531,998)         --            --
  Increase/(decrease) in due to related parties..........    246,037    (361,311)    1,047,920
  Increase/(decrease) in deferred revenues...............        158       3,861       (18,255)
  Decrease in customer deposits..........................       (983)     (1,642)      (10,530)
  Increase/(decrease) in taxes payable...................    (51,288)    151,499      (386,557)
  Increase/(decrease) in accrued liabilities.............    (67,111)     83,318        70,970
  Increase in deferred income tax liability..............     30,706          --            --
  Increase/(decrease) in accounts payable................   (361,723)     90,685      (912,575)
                                                           ---------    --------    ----------
     Net cash provided by operating activities...........    557,518     881,006     1,271,344
                                                           ---------    --------    ----------
Cash flows from investing activities:
  Capital expenditures...................................   (538,658)   (854,151)   (1,845,522)
  Proceeds on disposal of fixed assets...................      5,267      44,986         7,000
                                                           ---------    --------    ----------
     Net cash used in investing activities...............   (533,391)   (809,165)   (1,838,522)
                                                           ---------    --------    ----------
     Increase/(decrease) in cash.........................     24,127      71,841      (567,178)
Cash at beginning of period..............................    241,949     170,108       737,286
                                                           ---------    --------    ----------
Cash at end of period....................................  $ 266,076    $241,949    $  170,108
                                                           =========    ========    ==========
Supplementary disclosures:
Income taxes paid........................................  $ 368,431    $240,047    $       --
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

                         BALTIC COMMUNICATIONS LIMITED

     As noted in its annual report on Form 10-K, PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of such obligations. While management of PLD believe that, as long as progress towards settlement of such obligations is being made, the holders of such debt will agree to payment deferrals beyond the present due date of April 30, 1999, there can be no assurance that the holders will grant such deferrals or that they will not demand payment in full of the obligations. PLD's failure to make payment in full could result in a claim being made against the Company under its guarantee and a cross-default under and acceleration of the senior discount notes and convertible subordinated notes for which the Company also serves as a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern.


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